UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U:
☐ Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

EVSC Brands Corporation

Legal status of issuer

    Form

    C- Corporation

    Jurisdiction of Incorporation/Organization

    Kentucky

    Date of organization

    August 4, 2022

Physical address of issuer

169 Burt Road, Lexington, Kentucky 40503

Website of issuer

https://www.enhancedvetsciences.com

Name of intermediary through which the Offering will be conducted

Andes Capital Group, LLC

CIK number of intermediary

0001348811

SEC file number of intermediary

008-67202

CRD number, if applicable, of intermediary

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

$2,500 set up fee plus 3.0% cash of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

North Capital Private Securities Corporation

Type of security offered

Class A Common Stock

Target number of Securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000.00

Oversubscriptions accepted:

☐ Yes ☑ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)

$120,000.00

Deadline to reach the target offering amount

February 28, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, EVSC Brands Corporation reserves the right to cancel the Offering and return committed funds.

Current number of employees

0

Financial Information:

	Fiscal Year ended 12/31/2023[1]	Fiscal Year ended 12/31/2024[1]	Six Months ended 6/30/2025[2]
Assets			
Cash & Cash Equivalents	$4,047	$63,842	$26,366
Accounts Receivable	$0	$0	$0
Plant, Property & Equipment	$0	$6,115	$6,115
Intellectual Property	---	---	$5,500,000
Goodwill	---	---	$8,241,960
Total Assets	$4,047	$76,482	$13,774,441
Liabilities			
Accounts payable and accrued liabilities (Short-term Debt)	$900	$7,809	$395,386
Loans Payable (Long-term Debt)[3]	$2,000	---	$13,500,000
Related Party Loan Payable (Long-term Debt)	---	$108,420	$110,900
Stockholder Loan (Long-term Debt)[4]	$91,230	$146,944	---
Total Liabilities	$94,130	$263,163	$14,006,286
Stockholder Equity			
Common Stock[5] Surplus (Deficit)	($90,083)	($186,691)	---
Class A and Class B Common Stock Surplus (Deficit)	---	---	($232,634)
Total Liabilities and Stockholder Equity	$4,047	$76,482	$13,774,441
Income/Loss			
Revenues/Sales	$0	$0	$0
Cost of Goods Sold	$90,094	$96,608	$43,189
Taxes Paid	$0	$0	$2,756
Net Income (Loss)	($90,094)	($96,608)	($45,943)

---

[1] This information relates to the Company at a time in which it was a wholly-owned subsidiary of Enhanced Pet Sciences Corporation and many of the assets and liabilities for the Company may have been captured at the Enhanced Pet Sciences Corporation level.

[2] On June 16, 2025, after internal precursor transactions (including transferring certain assets and liabilities to the Company from the Company's parent company, Enhanced Pet Sciences Corp. as more fully described below under the heading "Summary - Background On The Company"), the Company merged with EVSC Merger Corporation. After taking into account the precursor transactions and the merger on June 16, 2025, the financial information of the Company effective June 30, 2025 is contained in this column.

[3] This loan is payable to Enhanced Pet Sciences Corp, a current stockholder of the Company and the former sole owner of the Company.

[4] This loan was payable to Enhanced Pet Sciences Corp, a current stockholder of the Company, at a time when the Company was a wholly owned subsidiary.

[5] The 1,000 outstanding shares of Common Stock were reclassified as 1,000 shares of Class A Common Stock by amendment to the Articles of Incorporation of the Company dated June 10, 2025.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming.

September 19, 2025

FORM C

Up to $120,000.00



Class A Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by EVSC Brands Corporation, a Kentucky Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors ("Investors") for the sole purpose of providing certain information about a potential investment in Class A Common Stock of the Company (the "Securities").   Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $120,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. This Form C is issued pursuant to the U.S. Securities Act of 1933, 15 U.S.C. § 77a et seq., and the rules and regulations promulgated thereunder (the "Securities Act").

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, an Investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Andes ("Andes" or the "Intermediary"). Intermediary will be entitled to receive a $2,500 set up fee plus 3% plus of amount raised related to the purchase and sale of the Securities.

	Price To Investors	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Price	$100	$3	$97
Aggregate Minimum Offering Amount	$25,0000	$750	$24,250
Aggregate Maximum Offering Amount	$120,000	$3,600	$116,400

[1] This excludes a $2,00 fixed fee to the Intermediary and fees of the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933 and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C is September 19, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); 5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

5) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THISFORMC, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANTTO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www. www.enhancedvetsciences.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

EVSC Brands Corporation (the "Company") is a Kentucky corporation, formed on August 4, 2022. The Company's principal office is located at 169 Burt Road, Lexington, Kentucky 40503. The Company's website is https://www.enhancedvetsciences.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Background On The Company

Shortly after being formed, on or about August 31, 2022, Enhanced Pet Sciences Corporation ("EPSC"), a corporation formed under the laws of British Columbia, Canada, with an address of 19914 71st Avenue, Langley, British Columbia, Canada, acquired 100% of the stock of the Company. The Company remained a wholly owned subsidiary of EPSC until its ownership changed in connection with the merger with EVSC Merger Corporation on June 16, 2025 described below in this section.

Prior to the acquisition of the Company, EPSC had been developing two businesses. The first business, the Animal Supplement Business, was the manufacturing, marketing and sale of freeze-dried daily pet health supplements with key ingredients of beef or chicken plus fish oil and blended with active ingredients glucosamine and chondroitin ("GC Blend") or broad-spectrum hemp ("BSH Blend"), a product extracted from hemp, for dogs, cats, horses and other animals. The products in this first business was supported by the clinical research through two universities in the United States of the potential beneficial effects of cannabidiol blended products on animals which EPSC had commissioned.

The second business of EPSC, the Hemp Business, was the cultivation, processing and selling of hemp in the United States through certain majority-owned subsidiaries based primarily in the United States. In the second half of 2021, EPSC's U.S. based subsidiaries in the business of cultivation, processing and selling of hemp in the United States was subject to involuntarily liquidation by creditors due, in some measure, to the 90% drop in hemp prices over a relatively short period of time. Despite the setback in Hemp Business, EPSC continued to develop the

Animal Supplement Business.

At a point thereafter, due to various factors, EPSC decided that the Animal Supplement Business may better flourish as a standalone enterprise operating in the United States and a few stockholders of EPSC (some of which were also officers or directors of EPSC) expressed an interest in acquiring the Company. To this end, these stockholders of EPSC, EPSC, and an attorney previously serving as counsel to EPSC, formed and subscribed to the capital stock of EVSC Merger Corporation ("Merger Corp"), a Kentucky corporation. The Company, EPSC and Merger Corp then entered that certain Merger Agreement dated June 9, 2025 (the "Merger Agreement"). (Prior to execution of the Merger Agreement, the stockholders and boards of directors of Company, EPSC and Merger Corp. approved the Merger Agreement and the transactions contemplated therein.)

Under the Merger Agreement, EPSC and Company were required to undertake a series of transactions prior to closing the merger. These steps included the following:

- The Company filed with the Kentucky Secretary of State ("KYSOS") on June 10, 2025, Amended and Restated Articles of Incorporation which, among other items, divided its capital stock into 924,999 authorized shares of Class A Stock and 75,000 shares of Class B Stock (for a total of 999,999 authorized shares). The outstanding 1,000 shares of common stock of Company owned by EPSC. on June 10, 2025 were converted to 1,000 shares of Class A Stock. Class A Common Stock and Class B Common Stock have identical rights and privileges except as described in the Amended and Restated Articles of Incorporation.

- On, June 16, 2025, the EPSC. entered into a Bill of Sale and Liability Assumption Agreement (the "BSLA Agreement") between the EPSC and the Company. The execution of this agreement resulted in the transfer of certain assets and liabilities of EPSC's Animal Supplement Business to the Company. These assets or liabilities were on the financial statements of EPSC. and not reflected in the financial statements of Company.

  ➢ The assets included the intangible assets of the clinical research results, technology and know-how owned by EPSC (including the research conducted at the two universities) and the trademark of EPSC related to the Animal Supplement Business. The trademark is the one contained in this Form C (the "Trademark"). EPSC had filed a trademark application for the Trademark with the U.S. Patent & Trademark Office prior to the BLSA Agreement which remains currently pending. If ultimately issued, EPSC would formally transfer the Trademark on the U.S. Patent & Trademark Registry to Company.

  ➢ The liabilities included an amount due to one of the universities in the United States that conducted clinical research for EPSC.

- As part of the BLSA, and as consideration for the transfer of the Animal Supplement Business to Company, EPSC and the Company executed a promissory note dated June 16, 2025 (the "Note") in favor of EPSC in the original principal amount of thirteen million five hundred thousand dollars ($13,500,000). The Note bears simple interest at a rate of seven and one-half percent (7.5%) until December 31, 2025 at which time the interest rate for the next and each succeeding year is based on the prime rate interest as published by the Wall Street Journal on the first business day of each such next and succeeding year. Under the terms of the Note, Company must indefinitely pay twenty percent (20%) of its gross revenue generated during each calendar quarter to EPSC. until all principal and interest on the Note is paid in full. Payments made by Company to EPSC go first to pay all principal and then to the payment of interest.

Immediately after the execution of the BLSA and the Note, on June 16, 2025, the Company merged with Merger Corp. According to the Certificate of Merger filed with the KYSOS, the Company survived the merger, the articles of incorporation and bylaws of the Company would govern the merged corporations and each stockholder of Merging Corp was issued 1000 shares of Class A Stock in Company for each share of Merging Corp Class A Stock held and 1,000 shares of Class B Stock in the Company for each share of Merging Corp Class B Stock held. As a result of the merger, there are 714,999 shares of Class A stock outstanding and 75,000 shares of Class B Stock outstanding. EPSC currently owns all 75,000 outstanding shares of Class B Common Stock as well as 1,000 shares of Class A Common Stock and has certain rights with respect to the Class B Common Stock while at least a $5 million or more balance is outstanding on the Note. (A more fulsome description of those rights are discussed under the heading "The Offering and The Securities - - Stockholder Voting".)

Also, immediately after the merger, the Company and Michael French entered into a License Agreement dated June 16, 2025 (the "License Agreement"). Mr. French may have a direct ownership interest in the technology used by the Company (primarily the clinical research conduct at the two universities by virtue of personally partially funding the research) as a result of personally funding, in part, the research. In the License Agreement, to the extent of his right to do so, Mr. French provided to the company a non-exclusive, perpetual, irrevocable, sublicensable, assignable (with certain limitations), worldwide, royalty-free license to use the "Technology" in connection with the Company's business activities as now or hereinafter constituted. The term "Technology" is defined in the License Agreement as "all patents, patent applications, information, trade secrets, know how, research and other intellectual property of any kind or nature that is or maybe be owned by Licensor (including, without limitation, all information and results relating to research conducted by the . . .[the two universities], and any of the foregoing developed by Licensor after the date of this License Agreement, pertaining to the manufacturing, marketing, sale and use of pertaining to the manufacturing, marketing, sale and use of food, snacks and other edibles for dogs, cats, horses and other animals infused with cannabidiol". Within this definition is freeze dried daily pet health supplements with ingredients of beef or chicken plus fish oil blended with active ingredients glucosamine and chondroitin (GC Blend) or BSH Blend, a product extracted from hemp, for dogs, cats, horses and other animals.

Following the merger, on June 17, 2025, the Company, after approval of its stockholders, amended its Amended and Restated Articles of Incorporation to make a technical correction and to change its name from "EVSC Brands (USA) Corp." to "EVSC Brands Corporation". The amendment was filed with the KYSOS.

The Business

The Company is in the business of marketing, sale and use of freeze-dried daily pet health supplements with the active ingredients glucosamine and chondroitin (GC Blend) or broad-spectrum hemp (BSH blend), a product extracted from hemp, for dogs, cats, horses and other animals (the "Products"). A full list of the current Products the Company offers can be found on the Company's website at https://www.enhancedvetsciences.com. Currently, the Company is in the process of building out its supply chain, building inventory, completing its order fulfillment processes, finalizing website design and beginning to market and sell.

The Company believes it has two unique aspects to its Products that distinguish them for other competitive products. First, the Products are backed by clinical university research on the impact of hemp infused products in consumables for dogs, cats and horses. The Company believes this research enables the Company to offer targeted products for pets. Second, customers will be able to uniquely personalize the packaging for their Products. The customer will have the ability to customize the packaging to contain a photo of their pet or otherwise commemorate their pets' occasions. The one of a kind program is referred to by the Company as "Get Your Pet om Your Bag", in just minutes.

The Offering

Minimum amount of Securities being offered	25,000
Total amount of Securities outstanding after Offering (if minimum amount reached)[1]	739,999
Minimum amount of Securities being offered	120,000
Total amount of Securities outstanding after Offering (if maximum amount reached)[1]	859,999
Purchase price per Security	$1.00
Minimum investment amount per Investor	$100.00
Use Of Proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of voting rights beginning on page 30 hereof.

[1]This amount is Class A Common Stock only. There will also be 75,000 shares of Class B Common Stock outstanding as well.

RISK FACTORS

Risks Related to the Company's Business and Industry

Law and Regulation
Hemp and its derivative are highly regulated in the United States by law and regulation at both the federal and state levels. Changes in law or regulations, or the change in enforcement or interpretation of these laws and regulations, could materially and significantly impact the

Company's ability to blend hemp into its Products. In such a circumstance, the Company's clinical research could become worthless and its Product line not competitive with other producers of dog, cat and horse supplements.

Market Competition

The market for supplements for dogs, cats and horses is an extremely mature market characterized by intense competition among established players. Many of these competitors are large, financially sound companies with well-recognized brands and loyal customers making it challenging for a new entrant to gain customers and revenue. Additionally, some of these companies are owned by global, multi-billion dollar companies involved in larger business offerings such as food for human consumption. In this environment, competition can be driven in large measure by aggressive pricing. While the Company believes its Products are disrupters to the existing market and the Company can gain customers and revenue, there can be no assurance that consumers will be attracted to or purchase the Company's Products or that its planned marketing will be successful.

Business Start-Up

The Company is essentially a start-up and does not have a mature administrative infrastructure with personnel experienced in the operations of the Company. The Company is developing its operating systems and procedures in real time. The lack of an operating history and experience in conducting the business causes the Company to have a steep learning curve on basic operations and may lead to significant errors or mistakes as the Company develops its operating processes.

Supply Chain

As a business start-up, the development of a stable and reliable supply chain, and in the marketing and selling of the Products, is critical to generating revenue and profitability. The sources of supply for its needed inventory of ingredients (such as hemp, beef, fish oil and chicken) and packaging at competitive prices may be unavailable or in limited supply to the Company. If the Company cannot acquire its inventory at competitive prices, it will be difficult for it to be profitable in the marketplace.

Economic Factors

Economic downturns could lead to reduced demand for the Company's Products. In time of economic stress, pet owners may turn to lower cost alternatives supplements for their pets which could reduce sales and revenue for the Company.

Global Events / Catastrophes

Global and governmental events, such as a recession, stock market correction or other disruptions in global markets, including the ongoing wars between Russia and Ukraine as well as the conflict between Israel and Hamas, the effects of a future pandemic, tariffs imposed by the United States on imports from other countries, and inflation or rising interest rates, could reduce the Company's ability to operate or access capital needed to fund operations, especially in its start-up phase. In addition, global events such as a pandemic or natural disaster (e.g., earthquake or flooding) could have similar effects. In such event, the Company's business and the value of its common stock could be materially impacted.

Audited Financial Statements

The Company does not have audited financial information regarding the Company's assets, liabilities or capitalization on which to make your investment decision. Moreover, for the unaudited financial information for 2023 and 2024, as the Company was a wholly owned subsidiary of EPSC (Enhanced Pet Sciences Corporation), some of the assets and liabilities pertaining to the Company may have been carried on the EPSC financial statements and not completely allocated to the financial statements of Company. This may cause the financial statements not to present a wholistic picture of the Company's finances. If you believe the information provided is insufficient, you should not invest in the Company.

Taxes

The Company is currently, or may in the future be, subject to taxes such as federal excise tax, payroll, sales, use, value-added, income, net worth, property, and/or goods and services taxes, both in the U.S. and, in the event the Company conducts business internationally, in various foreign jurisdictions. Determining our provision for taxes and other tax liabilities requires significant judgment. Our business currently has not generated significant sales or income from which to judge our tax liabilities and its impact on the Company's financial results and profitability.

Trademark

The application for the Trademark filed by EPSC, the rights to which were transferred to Company, remains pending with the U.S. Patent & Trademark Office. If registration of the Trademark is not granted by the U.S. Patent & Trademark Office, the Company would not have the full protection of a registered trademark, may be unable to sell the Products through platforms of online retailers and may need to develop other trademarks for the Company's business.

The Note

The Company has a significant financial obligation under the Note to EPSC. The $13,500,000 original principal amount Note (plus interest) requires 20% of all gross quarterly revenue to be paid to EPSC until the Note is paid in full. The Company may be unable to scale and maintain revenue to pay off the Note or to keep the Note's interest from amassing into an extremely large obligation which the Company may be unable to fulfill and which could cause insolvency for the Company.

Employment Law

As the Company grows and adds employees, various federal and state labor laws govern the employment relationship and will affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, and sales taxes. In this regard, a number of factors could adversely impact our operating results, such as increases in minimum wages, overtime pay, paid leaves of absence, mandated health benefits, mandated training for employees, increased tax reporting and changing regulations under laws relating to employment.

No Current Sales / No Current Revenue

The Company has not yet actively begun widespread marketing and sales activities for its Products and the proceeds of this offering is intended to supply, in part, capital to enable marketing and sales of the Company's Products. With no current appreciable sales, the Company has no appreciable revenue. The Company's prospects moving forward will depend on it successfully developing marketing and sales capabilities for the Company's Products to generate sufficient revenue to fund operations on a going basis.

Company Growth

The Company's growth and prospects depend on the Company building a cost-effective infrastructure consisting of assets, management and employees to market and sell the Company's Products, promote legal and regulatory compliance and operate as a responsible corporate citizen. The Company may be unable to attract and retain capable management and employees in the current labor market.

Risks Related to the Securities

No Registration

The Securities have not been registered under federal or state securities laws, which means they are not subject to certain regulatory oversight. No government agency has reviewed or approved this Offering, the Company, or its Securities. The Company has relied on exemptions from securities registration requirements. Investors in the Company will not benefit from the protection that registration would provide. Prospective Investors should carefully evaluate the disclosure and fairness of the Offering terms on their own or with the help of their personal advisors.

No Guaranteed Dividend or Return

There is no guarantee that a Purchaser will profit from their investment in the Securities or that they won't lose their entire investment. In addition, the Securities will receive a dividend only as and if declared by the Board of Directors and the Company has not adopted a dividend policy. Investors should carefully read the Form C and all accompanying documents, and consult with their attorney and business advisor before making any investment decisions.

No Public Market

There is no public market for the Securities you purchase. The Securities are not traded on a stock exchange which provide an avenue to obtain liquidity for the Securities. This means you may not have an opportunity to sell the Securities.

Liquidity Event

The Company may never undergo a liquidity event like a sale or a registered offering of its Securities. If a liquidity event does not occurs, Purchasers could be forced to hold the Securities indefinitely. The Securities could be highly illiquid with no secondary market for sale.

Small Ownership Group

A small group of stockholders control a significant portion of the Company. The Company has two classes of stock - Class A Common Stock and Class B Common Stock. The Class B Common Stock is owned by EPSC, which was the former parent company of Company, and has special stockholder voting rights (as described immediately below under the heading Class B Stock Voting Rights). The Class A Common Stock, which is the class of stock subject to this Offering, is held by fewer than six stockholders and two of those stockholders (one of which is the Chief Executive Officer of EPSC) hold, before the offering, over 70% of the Class A Common Stock and would still hold over 50% of the Class A Common Stock voting power if the maximum number of shares are sold. The Class B Stockholder and these two Class A stockholders have significant influence over decisions that require stockholder approval, such as electing directors or managers and approving major Company transactions. Their interests may differ from yours, and they could support proposals with which you disagree. This concentration of ownership could make it difficult to change control of the Company or discourage potential acquirers, which might lower the price that a potential acquiror is willing to pay. Additionally, these owners could use their voting power to maintain the current management, delay or prevent changes in control, or support or reject management and board proposals.

Class B Stock Voting Rights

The segregation of the Company's stock into Class A Common Stock and Class B Common Stock, and the granting to Class B Common Stock certain rights under the Amended and Restated Articles of Corporation, gives the Class B Stockholder governance rights outside of its proportion of ownership. The Class B Stockholder, EPSC, is entitled to: (a) elect two of the four members of the Board of Directors (and the two directors are entitled to elect the Chair of the Board) so long as $8,000,000 or more in principal remains outstanding under the Note; and (b) one of the four members of the Board of Directors (and the one director is entitled to elect the Chair of the Board) so long as $5,000,000 or more in principal remains outstanding under the Note. The Class B Stockholder also has the right to approve, or to block, certain fundamental transactions involving the Company. (See the discussion under the heading Stockholder Voting on the requirement that the Class B Stockholders, voting as a separate class, must approve certain actions.) The Class B Common Stockholder has these rights despite constituting less than 12% of the outstanding total stock of the Company although the Class B Common Stockholder is owed over $13,000,000 under the Note.

Deadline Extension

The Company has the right to extend the Offering deadline. This means that your investment may remain in escrow while the Company tries to reach the Minimum Amount, even after the currently stated deadline. Your investment will not earn interest during this extension period and will be held until either the new deadline passes without reaching the Minimum Amount (in which case it will be returned to you without interest or deductions), or the Company reaches the Minimum Amount (in which case it will be released to the Company for use as described). Once the funds are released to the Company, the Securities will be issued and distributed to you.

The Securities May Become Worthless

In the event the Company is unable to develop profitable operations in the business, the Securities purchased by you may become worthless. In such event, you would lose all of your investment represented by the Securities.

In addition to the risks mentioned above, businesses often face unforeseen risks that management may not fully appreciate. It's impossible to predict all potential risks. Furthermore, the Company cannot guarantee the success of its current business plan. Prospective Purchasers should carefully analyze the risks and merits of investing in the Securities, considering the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Company is in the business of manufacturing, marketing and selling freeze-dried daily health supplements with its own proprietary broad spectrum hemp (BSH Blend) to promote joint health, better mobility and more for companion animals and equine. The Company offers traditional packaging along with unique "Get Your Pet on Your Bag" packaging for its customers, enabling them to customize a portion of the packaging containing the Company's products.

Business Plan

Following five years of sponsored university scientific research and nine peer-reviewed studies funded by EPSC or its subsidiaries, EPSC developed and transferred to the Company proprietary genetics and processes aimed at improving mobility in both companion animals and equine. This initiative reflects the core mission of the Company: to enhance quality of life through evidence-based, natural solutions.

The Company's strategy is built on two pillars — the Want and the Need:

- **The Want:** The Company believes it has a distinctive offering that allows pet owners to receive personalized, auto-shipped Products featuring their pet's image on seasonally themed packaging. This creates a deeper emotional connection with the brand and elevates the customer experience.

- **The Need:** The Company believes it has Products grounded in clinical research conducted in collaboration with U.S.-based universities and tested in nine peer-reviewed publications. Our formulations combine all-natural ingredients with our own proprietary hemp BSH blend. Products are uniquely designed for each animal's weight for daily use, positioning the Company as a potential scientific and industry leader in pet wellness or mobility.

The Company plans to leverage a multi-channel affiliate distribution model encompassing retailers, social influencers, fundraising organizations, and more. This model enables partners to participate with zero inventory, very limited financial risk, and minimal operational burden.

The Company is a proud member of the National Animal Supplement Council ("NASC"), the highest quality standard in its product category.

History of the Business

The Company was created in early August 2022 and from late August 2022 to June 16, 2025 operated as a wholly owned subsidiary of EPSC. On June 17, 2025, the Company was merged with EVSC Merger Corporation and became a separate company. See the discussion under the heading Background On The Company above, for a more complete discussion of the merger and its impact on the Company.

Competition

The competition for Company's Products includes Mars Petcare (including Pedigree and Royal Canine branded products), Nestlé Purina PetCare (including Purina branded products), General Mills (including Blue Buffalo brands), and JM Smuckers (including Meow Mix and Milkbone brands) that all sell supplements for dogs, cats and other animals. Other companies include Nutramax Laboratories, Pet Meds (www.1800petmeds.com/), Zesty Paws, Native Pet, and Wholistic Pet Organics, as well as direct-to-consumer brands like PetHonesty and Fera Pets.

The Company is focused on a larger pet wellness experience. The Company believes after five years of research, its scientifically tested, BSH Blend exceeds the characteristics of other competitors' products for increased mobility and joint health. Partially customize product packing is intended to differentiate its Products for pet owners immersed in a more complete and fulfilling pet experience.
Supply Chain and Customer Base

Supply Chain

The Company plans to make its Products through manufacturing contracts with third parties. The Company will supply all the key and active ingredients plus formulations to its contract manufacturer(s). The Company strives to make sure each contract manufacturer will meet the following criteria: (a) it has a kitchen inspected by the U.S. Food and Drug Administration; (b) its facility has been approved by the U.S. Department of Agriculture; and (c) it meets the applicable Good Manufacturing Practices standards or has ISO:9001 certification. The Company also has a quality control program including potential recalls and batch testing which is required for the Company to maintain its membership in NASC, the highest standard within this product category.

One of the key ingredients of the Company's Products is hemp. The Company's former parent company and current stockholder, EPSC, has significant experience in hemp having previously grown hemp through U.S. based subsidiaries in a 2,000,000 square feet greenhouse, 50,00 square feet extraction facility and thousands of acres of contract farming. EPSC's know-how and experience will be useful to the Company. Building on that experience, moving forward, the Company has entered or will enter into agreements with contract farmers under its hemp genetics and growing program and will utilize key extraction facilities in Kentucky, Florida, Colorado, and Oregon to produce its BSH Blend.

As for another key ingredient in the Company's Products, the Company uses 3 different suppliers for its U.S, based glucosamine and chondroitin from shellfish from suppliers in the states of Illinois, Washington and Arizona. These ingredients are incorporated into many of the Company's Products.

Once Products are manufactured, they are shipped to the Company's offices in Lexington, Kentucky in sealed clear plastic bags weighing 4 ounces or 5.2 ounces that can easily be dropped into the finished personalized bag, sealed and shipped directly to the customer. Extras are stored in large, sealed plastic totes and in a dry and cool environment as part of inventory. The Company also purchases outer packaging bags from a third-party vendor and maintains them in inventory. At the time it receives an order with details from the customer on customizing the bag, the Company prints the customized bag, places the appropriate sealed plastic container in the bag and finalizes the order for shipment.

Customer Base
The Company's main focus for sales and customer acquisition will be direct, online sales. The Company plans to have 3 online categories of customers - - Gold members, Silver members and Bronze members. Gold members are enrolled in monthly automatic shipment of Products. Silver members are enrolled in quarterly automatic shipments of Products. Bronze members are one-time or sporadic purchasers. The pricing and discounts are set based on the customer's level.

The Company also plans to utilize an affiliate marketing program to sell Products. The Company hopes to build an army of affiliates that includes fundraisers, social media influencers and Business to Consumer sellers. Affiliates will have a website portal through which their buyers can purchase Products, and the Affiliates will be incentivized through receiving between 10% to 33% (depending on their volumes) on their sales. A key advantage of being an affiliate is that the affiliate will have no inventory or customer credit risk. Each affiliate must undergo some minimum online training before becoming an affiliate.

Additionally, the Company has a retail outlet strategy. Small retailers or individually owned retailers that elect to participate will receive a point-of-sale display for about 50% of the suggested retail price giving the retailer a potential 50% gross margin on the sale of the Products. The retailer can also become an affiliate and participate online for their customers.

Longer term, the Company hopes to attract big box retailers and large pet superstores. In these stores, in select locations, the Company hopes to develop an efficient way for pet parents to get their pet on their bag in minutes through on location mobile printing.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

This Form C focuses primarily on information concerning the Company rather than the market or industry in which the Company operates. For this reason, potential Investors may want to conduct their own research into to the market and industry to gain insight into the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds	Amount If Minimum Raised	% of Maximum Proceeds	Amount If Maximum Raised
Development	20%	$5,000	20%	$24,000
Marketing & Sales	20%	$5,000	30%	$36,000
Operating Cost	50%	$12,500	40%	$48,000
Contingency	10%	$2,500	10%	$12,000
TOTAL	100%	$25,000	100%	$120,000

The Use of Proceeds chart does not include fees for using the Form C generation system, financial and legal services, or escrow. The operating expenses described above consists in large measure of inventory acquisition. The Company intends to follow the above chart, but the Company reserves the right to adjust the use of proceeds based on business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

Michael J. French - Chair of the Board, Class B Stock Director, Vice President and Founder	Mr. French is currently Chief Executive Officer of Enhanced Pet Sciences Corp. Previously, he started a pet food company that quickly began manufacturing and distributing throughout North America. He built scaled distribution across big box retailers with a focus on optimizing his supply chain and was eventually bought out by a player in the industry.
	Mr. French has a track record working in the industrial farming and product manufacturing industry with an eye for getting maximum value at all levels of the supply chain, working cohesively with all levels of government regulators, and enhanced financing through grants and strategic partnerships. Mr. French has built a consulting company in the investment sector developing package and sell strategies which led him to the hemp derived cannabidiol market.
Frank Combs - Class A Stock Director, President & Founder	Mr. Combs is a seasoned entrepreneur with extensive leadership experience across healthcare, technology, and professional services. He is the President and Founder of Abacus, Inc., a provider of cloud-based medical management software, billing services, and equipment leasing for physicians and clinics. He also serves as President and Founder of PayData USA.com, offering comprehensive payroll, payroll tax, and HR software solutions.
	As the Managing Member and Founder of Modern Dermatology of Kentucky, he oversees dermatology, MOHS, plastic surgery, and cosmetic services across five locations throughout central, eastern, and southern Kentucky.
	He holds a Bachelor of Science in Accounting from the University of Kentucky.
Bryan Loree - Class B Stock Director, Chief Financial Officer and Secretary	Mr. Loree has held various accounting roles in a number of industries, including construction, engineering, renewable energy, mining exploration, and technology. Mr. Loree also worked in the banking sector for two years focusing on lending and investments.
	Mr. Loree has served as the Chief Financial Officer and a Director on companies listed on Canadian stock exchanges. Since 2011, Mr. Loree has served as Chief Financial Officer and a Director of Cannabix Technologies Inc., a technology company listed on the Canadian Securities Exchange. Mr. Loree is currently the Chief

| | Financial Officer and Director of Cupani Metals Corp., a mineral exploration company listed on the Canadian Securities Exchange. Mr. Loree is a Chartered Professional Accountant and holds a Financial Management Diploma from the British Columbia Institute of Technology, and a BA from Simon Fraser University. |
| Chad Snodgrass – Class A Stock Director | Mr. Snodgrass brings over 30 years of leadership in national retail operations, including more than 20 years as a District Manager for a Fortune 500 company. He is known for driving performance, developing strong teams, and delivering results across multi-unit environments. |

Employees

The Company currently has no employees. The Company does plan to use contract labor as and if needed in the near term.

CAPITALIZATION AND OWNERSHIP

Capitalization / Valuation

The Company has not conducted any offerings, exempt or not, in the past 3 years.

The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Ownership

The beneficial owners of 20% percent or more of the Company's outstanding Class A Common Stock or Class B Common Stock, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned		
	Percentage of Class A Common Stock	Percentage of Class B Common Stock	Percentage of Combined Class A and Class B Common Stock
Enhanced Pet Sciences Corporation	Less than 1%	100%	9.6%
Frank Combs	45.1%	--	40.8%
Michael French	26.5%	--	24.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached

hereto in addition to the following information. Financial statements are attached hereto as Exhibits A and B. Please note that Exhibit A, the Financial Statements for the years 2023 and 2024, relates to the Company at a time in which it was a wholly owned subsidiary of EPSC (Enhanced Pet Sciences Corporation) and many of the assets and liabilities for the Company may have been captured at the EPSC (Enhanced Pet Sciences Corporation) level. Exhibit B, the Financial Statements for the six-month period ended June 30, 2025, includes periods of the Company after it was no longer a wholly owned subsidiary of EPSC.

Operations

The Company has not yet begun full-scale operations. It has been pulling together all the components necessary to conduct operations including the development of a supply chain and planning marketing, sales and customer acquisition. (See the information under the heading Supply Chain and Customer Base above). The Company also is planning and putting in place its administrative and operational management of the Company for the time when full-scale production begins.

At present, for supply chain, the Company plans to order and receive from its contract manufacturers the Products packaged in a clear container much like a large sandwich bag. (Note: the Company is not touching or handling raw Products as all come prepackaged in the container.) The Product will be premeasured as a 4oz or 5.29 ounce and the contents will be based on one of the nine formulations the Company will have provided to the contract manufacturer. These containers will be logged into a database and placed in inventory. Concurrently, the Company will order and receive its bags and will pre-print the back of the bags based on the contents for one of the nine formulations. These bags will then be available in inventory.

Beyond those steps, the Company has attempted to make as simple as possible the means by which customers can buy their Products. Enabling customers to personalize their packaging has been a focus for the Company. Through the Company's website, a customer can: (a) select a Product; (b) customize the outer bag or packaging; and (c) go to checkout and pay. Once done, upon the order being accepted, the customer will receive a confirmation text or email, and any new customers will receive their unique membership number. The Product will then be shipped to the customer. Standard shipping is charged as an additional cost (currently an average of $4.99 within the continental United States) but a second or any additional bags are not changed other shipping fees if within the same order. Taxes are generated and collected from the customer based on the laws of the state to which a shipment is made.

The Company has devoted time and effort to making these processes simple and easy to follow for customers by creating online videos of the process on the Company's website. The first one-minute video explains the process for selecting the correct Product and provides further details for the pet parent. The second video demonstrates or explains the process for customizing the bag or packaging and shows the four simple steps which include: (a) Choosing a plan - - Gold, Silver, Bronze (see discussion above under the heading Customer Base); (b) choose a template for the packaging from the numerous choices which are updated regularly based on seasons and holidays: (c) add the pet's name; (d) upload the pet's photo; and (e) size and place the picture to the customer's satisfaction. As the video explains, this whole process is designed to take only a few minutes.

Liquidity and Capital Resources

Raising capital through this Offering is important to the Company. The infusion of capital will enable the Company to build its inventory and funds its sales and marketing capabilities to have a meaningful launch of its Products into the marketplace. Due to the fact that the Company has planned its use of the proceeds of this Offering, the proceeds will not materially affect our liquidity. The Company's alternative sources of capital, if available, would primarily be borrowing.

Capital Expenditures and Other Obligations

The Company has a significant obligation of the Note to the EPSC. The $13,500,000 original principal amount Note (plus interest) requires 20% of all gross quarterly revenue to be paid to EPSC until the Note is paid in full. Depending on how quickly the Company can scale its revenue, it may take many years to pay off the Note.

The Company does not intend to make significant capital expenditures in the future. Any capital expenditures would primarily focus on printing equipment for packaging.

Material Changes and Other Information

On June 16, 2025, the Company went from a wholly owned subsidiary of EPSC to a standalone company. While a wholly owned subsidiary, many of the company's ongoing expenses and costs of operations were absorbed or paid by EPSC. As a standalone company, the Company must now fund and account for the entirety of its expenses and costs of operations from its own sources (including proceeds of this Offering and future revenues) and cannot rely on EPSC's resources to sustain itself.

Trends and Uncertainties

Given the information contained herein, each potential Investor in the Securities should use his or her judgment should consider whether Company is a viable and profitable investment within the Investor's timeframe. Each potential Investors should also assess the consequences to him or her from an unprofitable investment or complete loss of investment in the Company.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The Financial Statements of the Company are attached hereto as Exhibits A and B. Please note the information in the financial statements for 2023 and 2024 provided in Exhibit A relates to the Company at a time in which it was a wholly-owned subsidiary of EPSC and many of the assets and liabilities for the Company may have been captured at the EPSC level. Exhibit B is the financial statements for the Company for the six month period ended June 30, 2025 which includes periods after the Company was no longer a wholly-owned subsidiary of EPSC

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 120,000 Securities for up to $120,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from Investors in an amount totaling the Minimum Amount by January 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential Investors without interest or deductions. The Company has the right to extend the Offering Deadline at its sole discretion. The Company will accept investments in excess of the Minimum Amount up to $120,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion. After the Minimum Amount has been reached, all investments that the Company accepts (up to the Maximum Amount) will be processed as soon as reasonably practicable.

The Securities have been arbitrarily priced by Company. The price of the Securities does not necessarily reflect the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing a Subscription Agreement in the form is attached hereto as Exhibit E (the "Subscription Agreement") by and through the online platform of the Intermediary. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or until the first Closing after the Minimum Amount has been achieved, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company or Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least three (3) days after reaching the Minimum Amount and providing notice to the Purchasers, but in no event prior to 21 days after the offering has been first published on the Intermediary's website. After Company has received commitments that equal or exceed the Minimum Amount and has closed on the purchase and sale of Securities to Purchasers contained in such commitments equaling or exceeding the Minimum Amount, Company may thereafter close on subsequent commitments on a rolling basis in its sole discretion without notice to the Purchasers until the Offering Deadline. For more details regarding the right to cancel a commitment, please review the terms of the Subscription Agreement. This paragraph is qualified in its entirety by the contents of the Subscription Agreement.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the

Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price is the face amount or par value of the Securities offered at a discount. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Andes Capital Group, LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised

Stock, Warrants and Other Compensation

$2,500 fixed fee for set up.

Transfer Agent and Registrar

Kore US, Inc. ("Kore") will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents (attached as Exhibit C and Exhibit D) in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of: (i) 924,999 shares of no par value Class A Common Stock of which 739,999 shares will be issued and outstanding; and (ii) 75,000 shares of no par value Class B Common Stock of which 75,000 shares will be issued and outstanding.

Persons Holding 20% or More of a Class of the Company's Outstanding Stock

	Percentage Owned		
	Percentage of Class	Percentage of Class	Percentage of

Name	A Common Stock	B Common Stock	Combined Class A and Class B Common Stock
Enhanced Pet Sciences Corporation	Less than 1%	100%	9.6%
Frank Combs	45.1%	--	40.8%
Michael French	26.5%	--	24.0%

Equity Interests

The Securities are equity interests in the Company.

Dividends

The Securities entitle the Investors to receive any dividends as and if declared by the Board of Directors.

Rights and Privileges in Class A Common Stock and Class B Common Stock

Under the Amended and Restated Articles of Incorporation, Class A Common Stock and Class B Common Stock have identical rights and privileges except for voting in certain instances as described immediately below in "Stockholder Voting".

Stockholder Voting

The Company does not have any voting agreements in place. Under the Company's Amended and Restated Articles of Incorporation, Class A Common Stock and Class B Common Stock vote together as one class on all stockholder votes except if there exists a "Class B $8 Million Debt Condition" or a "Class B $5 Million Debt Condition". A "Class B $8Million Debt Condition" exists if the Company owes to EPSC the principal sum of more than Eight Million U.S. Dollars (US$8,000,000) under the Note (excluding any interest due thereon or other charges or costs associated therewith except the principal) and a "Class B $5Million Debt Condition" exists if the Company owes to EPSC the principal sum of more than Five Million U.S. Dollars (US$5,000,000) under the Note (excluding any interest due thereon or other charges or costs associated therewith except the principal). Both terms are defined in the Amended and Restated Articles of Incorporation and the previous description is qualified in its entirety by those definitions.

In the event a Class B $8Million Debt Condition or a Class B $5Million Debt Condition exists, a majority vote of Class A Stockholders and Class B Stockholders, voting as separate classes, is required for the following:

- any amendment, modification or repeal of the following Sections of the Amended and Restated Articles of Incorporation: Section 6.2(b) (requirement of class voting), Section 8.2(b) (size of Board of Directors and election of Directors), 8.4(b) (removal of Director), 8.5(b) (vacancies in the Board of Directors).

- any merger, consolidation or sale of all or substantially all of the assets of the Company if the same requires a vote of stockholders

- the creation, authorization, designation, reclassification, modification, issuance or sale of any class or series of any securities or stock of the Company or any "phantom" equity or equity appreciation rights in the Company

- the redemption of any Class B Common Stock of the Company

- the dissolution or liquidation the Company unless ordered or required by a court of competent jurisdiction

- the conversion the Company into any business form, other than a corporation, such as a limited liability company or partnership

If a Class B $8Million Debt Condition or a Class B $5Million Debt Condition exists, the Board of Directors must consist of only 4 members. If a Class B $8Million Debt Condition exists, the Class A Common Stock elect two Directors and the Class B Common Stock elect two Directors. If a Class B $5Million Debt Condition exists, the Class A Common Stock elect three Directors and the Class B Common Stock elect one Director. If there is no Class B $8Million Debt Condition or a Class B $5Million Debt Condition, the Board of Directors can set the number of Directors at between two and seven and all Directors are elected by Class A Common Stock and Class B Common Stock voting as one class.

A Director elected by Class A Stockholders may only be removed by vote of Class A Stockholders and a Director elected by Class B Stockholders may only be removed by vote of Class B Stockholders. Any vacancy in a directorship elected by Class A Stockholders may only be filled by vote of Class A Stockholders and any vacancy in a directorship elected by Class B Stockholders may only be filled by vote of Class B Stockholders.

With the Class A Common Stock and the Class B Common Stock having the right to elect a certain number of Directors in the event of a Class B $8Million Debt Condition or a Class B $5Million Debt Condition, the Amended and Restated Bylaws of the Company (attached as Exhibit D) provide that: (a) only the Directors elected by the Class B Stock may select the Chair of the Board of Directors, remove him or her, or appoint his or her replacement; and (b) only the Directors elected by the Class A Stock may select the Chief Executive Officer, remove him or her, or appoint his or her replacement. In the event there is no Class B $8Million Debt Condition or a Class B $5Million Debt Condition, the Chair of the Board of Directors and the Chief Executive Officer is selected, removed and/or replaced by a majority vote of all Directors.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

For any Securities purchased in this Offering, the Purchaser is subject to transfer restrictions imposed by law, including the restriction that such Securities may not be transferred by any Purchaser for one year beginning when the Securities were issued to Purchaser unless such Securities are transferred: (a) to the Company; (b) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (c) as part of an offering registered with the U. S. Securities and Exchange Commission; or (d) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. The foregoing applies even if the Purchaser is able to find a party willing to purchase the Securities.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT

DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has the following transactions with related persons:

- Frank Combs (Class A Director and President) - - The Company may use buildings owned or leased by Frank Combs (or companies owned or controlled by him) for offices and for production facilities. The use of this space may be at or below fair market rental value. The Company may also use personnel in its business from time-to-time that are employed by Frank Combs (or companies owned or controlled by him). The Company intends to reimburse Mr. Combs the actual employment costs of such personnel to Mr. Combs (or the companies owned or controlled by him) with an administrative fee of less than 10% of such costs.

- Michael J. French (Chair of the Board, Class B Director and Vice President) - -Mr. French may have a direct ownership interest in the technology used by the Company (primarily the clinical research conduct at the two universities by virtue of personally partially funding the research). In connection with the merger, Mr. French and the Company entered into a License Agreement as described above. The License Agreement is an ongoing relationship between Mr. French and the Company.

  Mr. French has lent $109,000 to the Company and the loan is undocumented and is non-interest bearing with no specific terms of repayment and is due on demand. During the six months ended June 30, 2025, there were a number of transactions either paid by the Company on behalf of the related party or the related party has paid for expenses on behalf of the Company and therefore the adjusted outstanding balance of the loan as at June 30, 2025 was $110,900.

- Other stockholders, directors or officers of the Company may provide accounting, legal or related services to the Company without compensation or at reduced levels of compensation.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders except for any conflict inherent in the Related Person Transactions noted above. In addition, Messrs. French and Loree are Directors elected by the Class B Common Stock, the Class B Common Stock is owned exclusively by EPSC, and EPSC is owed the amounts set forth in the Note. Mr. French is also presently the Chief Executive Officer of EPSC and Mr. Loree provides accounting or related services to EPSC. While they are occupying directorships elected or filled by EPSC, their fiduciary duties as directors imposed by law extends to all stockholders of the Company.

Indemnification

In certain circumstances, Directors and Officers of the Company may be entitled to indemnification for liability that may arise against them or the Company as a result of their acts or omissions in their capacities as Directors and Officers. This indemnification can arise from law or from provisions of the Company's Articles of Incorporation (attached hereto as Exhibit C) or the Company's Bylaws (attached hereto as Exhibit D).

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Frank Combs
_____
Frank Combs
President
Dated: September 19, 2025

I, Bryan Loree, certify that: (1) the financial statements of EVSC Brands Corporation included in this Form are true and complete in all material respects; and (2) the tax information EVSC Brands Corporation included in this Form reflects accurately the information reported on the tax return for EVSC Brands Corporation filed for the fiscal year ended December 31, 2024.

/s/ Bryan Loree

Bryan Loree
Chief Financial Officer
Dated: September 19, 2025

EVSC BRANDS (USA) CORP.
FINANCIAL STATEMENTS
(Unaudited - Expressed in United States Dollars)

For the year ended December 31, 2024

EVSC BRANDS (USA) CORP.
Condensed Statements of Financial Position
As at December 31st
(Unaudited - Expressed in United States Dollars)

	Notes	2024	2023
ASSETS			
CURRENT			
Cash and cash equivalents		$ 63,842	$ 4,047
Prepaid expenses and deposits	4	6,525	-
		70,367	4,047
NON-CURRENT ASSETS			
Property, plant and equipment	3, 5	6,115	-
TOTAL ASSETS		$ 76,482	$ 4,047
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	6	$ 7,809	$ 900
LONG-TERM DEBT			
Loans payable	7	-	2,000
Loan payable - related party	7	108,420	-
Shareholder loan	9	146,944	91,230
TOTAL LIABILITIES		263,173	94,130
SHAREHOLDERS' EQUITY			
Share capital	8	-	-
Deficit		(186,691)	(90,083)
TOTAL SHAREHOLDERS' EQUITY		(186,691)	(90,083)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$ 76,482	$ 4,047

Nature and continuance of operations (note 1)
Subsequent event (note 12)

Approved on behalf of the Board:

_____

The accompanying notes are an integral part of these condensed financial statements

EVSC BRANDS (USA) CORP.
Condensed Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in United States Dollars)

	For the year ended December 31, 2024		For the year ended December 31, 2023	
EXPENSES				
Advertising and promotion	$	2,826	$	4,166
Amortization Expense		680		-
Bank and interest charges		907		217
Consulting fees		3,574		-
Dues, memberships		5,500		-
Insurance		1,971		-
Marketing expense		35,140		28,080
Office and general administrative expenses		1,210		698
Professional fees		2,175		900
Rent		24,285		24,094
Travel		6,676		7,687
Vehicle expenses		1,053		4,014
Website development and maintenance		10,611		20,238
Total expenses		96,608		90,094
NET LOSS	$	**(96,608)**	$	**(90,094)**
Loss per share, basic and diluted	$	**(96.61)**	$	**(90.09)**
Number of shares outstanding, basic and diluted		1,000		1,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements

EVSC BRANDS (USA) CORP.

Condensed Statements of Changes in Shareholders' Equity

(Unaudited - Expressed in United States Dollars)

	Share Capital			Total
	Shares	Amount	Deficit	Shareholders'
Balance, January 1, 2023	1,000	$ -	$ 11	11
Net loss for the year	-	-	(90,094)	(90,094)
Balance, December 31, 2023	1,000	$ -	$ (90,083)	(90,083)
Net loss for the year	-	-	(96,608)	(96,608)
Balance, December 31, 2024	1,000	$ -	$ (186,691)	$ (186,691)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

EVSC BRANDS (USA) CORP.

Condensed Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in United States Dollars)

	For the year ended December 31, 2024		For the year ended December 31, 2023	
EXPENSES				
Advertising and promotion	$	2,826	$	4,166
Amortization Expense		680		-
Bank and interest charges		907		217
Consulting fees		3,574		-
Dues, memberships		5,500		-
Insurance		1,971		-
Marketing expense		35,140		28,080
Office and general administrative expenses		1,210		698
Professional fees		2,175		900
Rent		24,285		24,094
Travel		6,676		7,687
Vehicle expenses		1,053		4,014
Website development and maintenance		10,611		20,238
Total expenses		96,608		90,094
NET LOSS	**$**	**(96,608)**	**$**	**(90,094)**
Loss per share, basic and diluted	**$**	**(96.61)**	**$**	**(90.09)**
Number of shares outstanding, basic and diluted		1,000		1,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements

EVSC BRANDS (USA) CORP.
Condensed Statements of Cash Flow
(Unaudited - Expressed in United States Dollars)

	For the year ended December 31, 2024		For the year ended December 31, 2023	
OPERATING ACTIVITIES				
Loss for the period	$	(96,608)	$	(90,094)
Items not involving cash:				
Amortization		680		-
		(95,928)		(90,094)
Change in non-cash working capital items:				
Prepaid expenses		(6,525)		-
Accounts payable and accrued liabilities		6,909		900
Net cash used in operating activities		(95,544)		(89,194)
INVESTING ACTIVITIES				
Equipment		(6,795)		-
Net cash used in investing activities		(6,795)		-
FINANCING ACTIVITIES				
Loan payable		(2,000)		2,000
Loan payable - Related party		108,420		-
Shareholder loans		55,714		91,230
Net cash from financing activities		162,134		93,230
INCREASE IN CASH AND CASH EQUIVALENTS	$	59,795	$	4,036
CASH AND CASH EQUIVALENTS, beginning of the year		4,047		11
CASH AND CASH EQUIVALENTS, end of the year	$	63,842	$	4,047

Supplemental cash flow disclosures

Non-cash activities

Cash paid for				
Interest	$	-	$	-
Income taxes	$	-	$	-
Cash and cash equivalents				
Cash	$	63,842	$	4,047
Cash equivalent	$	-	$	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

EVSC Brands (USA) Corp. (the "Company") was incorporated in the state of Kentucky on August 1, 2022 and on August 31, 2022, became a wholly owned subsidiary of Enhanced Pet Sciences Corp. (the "Parent Co.") a Canadian corporation registered in the province of British Columbia, Canada.

The Company is focused on developing clinically tested formulas derived from hemp which aim to alleviate or reduce the effects of anxiety, itch, pain and numerous other pet health issues. The formulas will be infused during the manufacturing process of pet supplements and will not add color, odor or change the taste of the infused product.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At December 31, 2024, the Company had no sources of revenue, incurred a loss of $96,608 (2023 - $90,094) and had accumulated a deficit of $186,691 (2023 - deficit of $90,083). These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to begin to generate revenue from operations, obtain one or more infusions of equity capital, or obtain necessary financing and/or loans to successfully complete its future objectives. Management is attempting to commercialize its operations to generate revenue and pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest

1. NATURE OF OPERATIONS AND GOING CONCERN (cont'd)

rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of Compliance

The financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), as issued by the Financial Accounting Standards Board ("FASB").

Basis of Presentation

These financial statements of the Company have been prepared on an accrual basis except cash flow information and are based on historical cost, except for financial instruments measured at fair value. The financial statements are presented in United States dollars unless otherwise noted.

The functional and presentation currency of the Company is the United States dollar.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes revenues when they are earned, specifically when all the following conditions are met:

a. services are provided or products are delivered to customers
b. there is clear evidence that an arrangement exists
c. amounts are fixed or can be determined
d. the ability to collect is reasonably assured.

Equipment

Equipment is stated at cost less accumulated amortization.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Equipment (cont'd)

Equipment is amortized using an annual rate of amortization that best represents their useful economic lives. The annual rates of amortization are reviewed at least at the end of each reporting period. Changes in the expected useful economic lives or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the remaining amortization periods or methods, as appropriate, and are treated as changes in accounting estimates.

Equipment is amortized using the following annualized rate of amortization, calculated monthly:

Type	Amortization rate
Computer equipment	55% per year
Office equipment and fixtures	20% per year

Significant accounting policies observed in the preparation of the financial statements are summarized below.

Inventory

Inventory is recorded at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

All inventories are periodically reviewed for impairment due to slow-moving and obsolete inventory. The provisions for obsolete, slow-moving or defective inventories are recognized in profit or loss. Previous write-downs to net realizable value are reversed to the extent there is a subsequent increase in the net realizable value of the inventories.

Income taxes
Current income taxes

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income taxes (cont'd)

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

- In respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

- Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income taxes (cont'd)

- In respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

Sales tax
Revenues, expenses, assets and liabilities are recognized net of the amount of sales tax, except:

- Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of the acquisition of the asset or as part of the expense item as applicable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

- Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is presented separately on the statement of financial position.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit less cheques issued and outstanding.

Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are classified as measured at amortized cost, at fair value through other comprehensive income (FVOCI) or fair value profit or loss (FVTPL). The determinant of the classification of the financial asset is based on the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

The Company's financial assets includes cash.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets unless it is

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

measured at amortized cost or at fair value through other comprehensive income. The Company can make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

The Company may irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis.

The Company has not designated any financial assets at fair value through profit or loss.

Amortized cost

Financial assets are measured at amortized cost if the two following conditions are met:

- The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated cash at amortized cost.

Fair value through other comprehensive income

Financial assets are measured at fair value through other comprehensive income if the two following conditions are met:

- The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

   The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The Company has not designated any financial assets at fair value through other comprehensive income.

<u>Fair value through other comprehensive income</u>

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- The rights to receive cash flows from the asset have expired;

- The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company's continuing involvement in it.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

The Company applies the simplified approach, which requires expected credit losses to be recognized from initial recognition of the financial asset. Credit losses are measured as the present value of cash shortfalls from all possible default events, discounted at the effective interest rate of the financial asset. Loss allowances for financial assets at amortized cost are

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

deducted from the gross carrying amount of the assets.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus or minus, in the case of financial liabilities not at FVTPL, directly attributable transaction costs.

The Company's financial liabilities include trade and other payables.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

<u>Financial liabilities at fair value through profit or loss</u>

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as measured at fair market value if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities at fair value are recognized in the statement of comprehensive income.

The Company has not designated financial liabilities at fair value through profit or loss.

<u>Amortized cost</u>

After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

comprehensive income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

The Company has designated trade and other payables at amortized cost.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Share capital, contributed surplus and deficit

The carrying amount of the common shares represents amounts received on issuance of these shares. Issuance costs are deducted from the carrying amount.

Contributed surplus includes amounts corresponding to the fair value of shares recognized upon issuance.

The deficit includes all losses for the current and previous periods.

Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income (OCI). OCI is comprised of the exchange gains and losses arising from the translation of foreign operations with a functional currency that is not United States dollars. Amounts included in OCI are shown net of tax. Accumulated OCI is presented in the statement of financial position

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

under shareholder's equity.

Statements of Cash Flow

The Company is using the indirect method in its presentation of the statements of cash flow.

Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates and judgments made by management in the preparation of these financial statements, at the best of times, are subject to a higher degree of measurement uncertainty and even more so during the pandemic.

Judgements

In the process of applying the Company's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company's domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Going concern

The assessment of the Company's ability to continue as a going concern, to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstance.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Share issuance transactions

The Company measures the issuance of shares transactions by reference to the fair value of the equity instruments at the date at which they are issued. Estimating fair value for share issuance transactions requires determining the most appropriate valuation model, which is

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

dependent on the terms and conditions of the issuance, the Company have adopted Black-Scholes model of valuation for all share issuance transactions. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible.

Where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments (Note 10.)

4. PREPAID EXPENSES

	December 31	
	2024	**2023**
Vendor deposits	$ 6,525	$ -
Total Accounts payables and accrued liabilities	$ 6,525	$ -

5. EQUIPMENT

Cost	Equipment
Balance, January 1, 2024	-
Additions	6,795
Balance, December 31, 2024	**6,795**

(Expressed in United States Dollars)

5. EQUIPMENT (cont'd)

Accumulated Amortization	Equipment
Balance, January 1, 2024	-
Additions	680
Balance, December 31, 2024	**680**

Net carrying amounts	Equipment
Balance, December 31, 2023	-
Balance, December 31, 2024	**6,115**

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2024 and 2023:

	December 31			
		2024		**2023**
Accounts payable and accrued liabilities	$	7,809	$	900
Total Accounts payables and accrued liabilities	$	7,809	$	900

7. LOANS PAYABLE

During the year-ended December 31, 2023, the original incorporator of the Company, advanced $2,000 to the Company. The advance was non-interest bearing with no specific terms of repayment and are due on demand. During the year-ended December 31, 2024, the Company repaid the funds advanced.

(Expressed in United States Dollars)

7. LOANS PAYABLE (cont'd)

Loan from related party

The Company received gross proceeds of $109,000, for a share exchange transaction between a director and shareholder of the Parent Co. and another party of shares in the Parent Co. The shareholder has lent this money to the Company and the loan is non-interest bearing with no specific terms of repayment and are due on demand. During the year ended December 31, 2024, there were a number of transactions paid by the Company on behalf of the related party and therefore the outstanding balance of the loan as at December 31, 2024 was $108,420.

8. SHARE CAPITAL

The Company's authorized share capital is an unlimited number of common shares.

	2024	2023
Authorized: Unlimited common voting shares		
Issued and fully paid:		
1,000 Common shares; (2023 – 1,000)	-	-

9. SHAREHOLDERS' LOANS

Advances from the Parent Co. are non-interest bearing with no specific terms of repayment and are due on demand. The balance due to the Parent Co. as at December 31, 2024 was $146,944 (2023 - $91,230).

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances to related party, trade and other payables, and shares to be issued, and are classified as measured at amortized cost. The carrying amounts of these instruments at December 31, 2024 approximate fair value.

Risk management

The Company is exposed to risks of varying degrees of significance from its use of financial

10. FINANCIAL INSTRUMENTS (cont'd)

instruments which could affect its ability to achieve its strategic objectives for growth and stakeholder returns. The principal risks to which the Company is exposed, and the actions taken to manage them, are described below.

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. As at December 31, 2024 all receivables were owed from government sources in form of goods and services tax recoverable and as a result, management has assessed the credit risk associated with those receivables as negligible.

Currency Risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is not exposed to any interest rate cash flow risk as it has no credit facility.

All of the financing obtained by the Company are equity which contains no interest. As a result, management has assessed the interest risk associated with those liabilities as negligible.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

10. FINANCIAL INSTRUMENTS (cont'd)

Liquidity Risk

Liquidity risk is the risk that the Company may not have cash to meet financial liabilities as they come due. The Company's liquidity requirements are met through the cash generated from future operations and capital raising. Management monitors and manages its liquidity risk through regular monitoring of its financial liabilities against the constraints of its available financial assets.

At December 31, 2024 the contractual obligations related to financial liabilities based on undiscounted payments are as follows:

	Trade and other payables	Long term debt	Total
Carrying amount	$ 7,809	$ 263,173	$ 270,982

11. CAPITAL MANAGEMENT

The Company's capital structure comprised of shareholders' equity.

The Company objective when managing capital is to maintain adequate financial flexibility to preserve its ability to meet financial obligations, both current and long term. The capital structure of the Company is managed and adjusted to reflect changes in economic conditions.

The Company's funds its expenditures on commitments from existing cash and cash equivalent balances, primarily received from issuances of shareholders' equity. The Company is not subject to external imposed capital requirements.

Financial decisions are made by management and the Board of Directors based on forecast of the expected timing and level of capital and operating expenditure required to meet the Company's commitments and development plans. Factors considered when determining whether to issue new debt or to seek equity financing included the amount of financing required, the availability of financial resources, the terms on which the financing is available and consideration of the balance between shareholder value creation and prudent financial risk management.

(Expressed in United States Dollars)

12. SUBSEQUENT EVENTS

Based on a filing made with the Kentucky Secretary of State ("KYSOS") on June 10, 2025,

Company filed Amended and Restated Articles of Incorporation which, among other items, divided its capital stock into 924,999 authorized shares of Class A Stock and 75,000 shares of Class B Stock. The outstanding 1,000 shares of common stock of Company owned by Parent Co. on June 10, 2025 were converted to 1,000 shares of Class A Stock.

On, June 16, 2025, the Parent Co. entered into a Bill of Sale and Liability Assumption Agreement (the "BSLA Agreement") between the Parent Co. and the Company. The execution of this agreement resulted in the transfer of certain assets and liabilities of the Parent Co.'s Infused Animal Feed Business to the Company. The assets included the intangible assets of the technology and know-how owned by the Parent Co. and the trademark of the Parent Co. related to the Infused Animal Feed Business (defined as "the businesses operated and being developed by Enhanced Pet Sciences Inc. related to the manufacturing, marketing and sale of food, snacks and other edibles for dogs, cats, horses and other animals infused with cannabidiol"). The liabilities included an amount due to a university in the United States that conducted clinical research for the Parent Co. These assets or liabilities were on the financial statements of the Parent Co. and not reflected in the financial statements of Company. The intangible assets have been valued at $5,500,000 and the acquired goodwill has been valued at $8,241,960.

As part of the BLSA and as consideration for the transfer of the Infused Animal Feed Business transferred to Company by Parent Co., the Company executed a promissory note dated June 16, 2025 (the "Note") in favor of Parent Co. in the original principal amount of thirteen million five hundred thousand dollars ($13,500,000). The Note bears simple interest at a rate of seven and one-half percent (7.5%) until December 31, 2025 at which time the interest rate for the next and each succeeding year is the prime rate interest as published by the *Wall Street Journal* on the first business day of each such next and succeeding year. Under the terms of the Note, Company must pay twenty percent (20%) of its gross revenue generated during each calendar quarter to Parent Co. until all principal and interest on the Note is paid in full. Payments made by Company to Parent Co. go first to pay all principal and then to the payment of interest.

Immediately after the execution of the BLSA (and the Note), on June 16, 2025, the Company merged with EVSC Merger Corporation (the "Merging Corporation"), a Kentucky corporation owned by an ownership group that included, among others, directors, officers and/or stockholders of Parent Co. The stockholders of Parent Co. unanimously approved a

(Expressed in United States Dollars)

12. SUBSEQUENT EVENTS (cont'd)

Plan of Merger (and the merger) in a special stockholders meeting held on June 6, 2025. The stockholders of Merging Corporation unanimously approved the merger on June 9, 2025.

According to the Plan of Merger, the Company survived the merger, the articles of incorporation and bylaws of the Company would govern the merged corporations and each stockholder of Merging Corporation was issued 1000 shares of Class A Stock in Company for each share of Merging Corporation Class A Stock held and 1,000 shares of Class B Stock in the Company for each share of Merging Corporation Class B Stock held. As a result of the merger, there are 714,999 shares of Class A stock outstanding and 75,000 shares of Class B Stock outstanding. The Plan of Merger was executed on June 16, 2025 and a Certificate of Merger (Articles of Merger) was filed with the KYSOS on June 16, 2025 and is publicly available online at the KYSOS' website. With the completion of the merger, the Company is no longer a wholly owned subsidiary of the Parent Co. but is now a standalone corporation owned by its stockholders.

EVSC BRANDS CORPORATION
(formerly EVSC Brands (USA) Corp.)
CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in United States Dollars)

For the six months ending June 30, 2025

EVSC BRANDS CORPORATION
Condensed Interim Statements of Financial Position
As at June 30, 2025

(Unaudited - Expressed in United States Dollars)

	Notes	Jun 30, 2025	Dec 31, 2024
ASSETS			
CURRENT			
Cash and cash equivalents		$ 26,366	$ 63,842
Prepaid expenses and deposits	4	-	6,525
		26,366	70,367
NON-CURRENT ASSETS			
Property, plant and equipment	3, 5	6,115	6,115
Intellectual property	3, 6	5,500,000	-
Goodwill	3, 6	8,241,960	-
TOTAL ASSETS		$ 13,774,441	$ 76,482
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	7	$ 395,386	$ 7,809
LONG-TERM DEBT			
Loans payable	8	13,500,000	-
Loan payable - related party	8	110,900	108,420
Shareholder loan	10	-	146,944
TOTAL LIABILITIES		14,006,286	263,173
SHAREHOLDERS' EQUITY			
Share capital - Class A	9	714	-
Share capital - Class B	9	75	-
Deficit		(232,634)	(186,691)
TOTAL SHAREHOLDERS' EQUITY		(231,845)	(186,691)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$ 13,774,441	$ 76,482

Nature and continuance of operations (note 1)

Approved on behalf of the Board:

_____

The accompanying notes are an integral part of these condensed interim financial statements

EVSC BRANDS CORPORATION
Condensed Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in United States Dollars)

	For the six months ending June 30, 2025	For the year ended December 31, 2024
EXPENSES		
Advertising and promotion	$ 5,122	$ 2,826
Amortization Expense	-	680
Bank and interest charges	771	907
Consulting fees	-	3,574
Dues, memberships	1,800	5,500
Insurance	1,397	1,971
Marketing expense	7,442	35,140
Office and general administrative expenses	2,024	1,210
Professional fees	2,438	2,175
Rent	10,323	24,285
Travel	3,216	6,676
Vehicle expenses	222	1,053
Website development and maintenance	8,434	10,611
Total expenses	43,189	96,608
LOSS BEFORE THE FOLLOWING:	(43,189)	(96,608)
Foreign exchange gain or (loss)	2	-
State taxes	(2,756)	-
NET LOSS	$ (45,943)	$ (96,608)
Loss per share, basic and diluted	$ (0.06)	$ (96.61)
Number of shares outstanding, basic and diluted	789,999	1,000

The accompanying notes are an integral part of these condensed interim financial statements

EVSC BRANDS CORPORATION

Condensed Interim Statements of Changes in Shareholders' Equity

(Unaudited - Expressed in United States Dollars)

	Share Capital		Share Capital			Shareholders'
	Class A	Amount	Class B	Amount	Deficit	Equity
Balance, January 1, 2024	1,000	$ -	-	$ -	$ (90,083)	(90,083)
Net loss for the year	-	-	-	-	(96,608)	(96,608)
Balance, December 31, 2025	1,000	$ -	0	$ -	$ (186,691)	(186,691)
Shares issued - Class A	713,999	714	-	-	-	714
Shares issued - Class B	-	-	75,000	75	-	75
Net loss for the year	-	-	-	-	(45,943)	(45,943)
Balance, June 30, 2025	714,999	$ 714	75,000	$ 75	$ (232,634) $	(231,845)

The accompanying notes are an integral part of these condensed interim financial statements

EVSC BRANDS CORPORATION
Condensed Interim Statements of Cash Flow
(Unaudited - Expressed in United States Dollars)

	For the six months ending June 30, 2025	For the year ended December 31, 2024
OPERATING ACTIVITIES		
Loss for the period	$ (45,943)	$ (96,608)
Items not involving cash:		
Amortization	-	680
Acquisition of intellectual property	(5,500,000)	-
Good will	(8,241,960)	-
Promissory note	13,500,000	-
Assumed liabilities due to merger	392,309	-
	104,406	(95,928)
Change in non-cash working capital items:		
Prepaid expenses	6,525	(6,525)
Accounts payable and accrued liabilities	(4,732)	6,909
Net cash used in operating activities	106,199	(95,544)
INVESTING ACTIVITIES		
Equipment	-	(6,795)
Net cash used in investing activities	-	(6,795)
FINANCING ACTIVITIES		
Issuance of shares pursuant to merger]	789	-
Loan payable	-	(2,000)
Loan payable - Related party	2,480	108,420
Shareholder loans	(146,944)	55,714
Net cash from financing activities	(143,675)	162,134
INCREASE IN CASH AND CASH EQUIVALENTS	$ (37,476)	$ 59,795
CASH AND CASH EQUIVALENTS, beginning of the year	63,842	4,047
CASH AND CASH EQUIVALENTS, end of the year	$ 26,366	$ 63,842
Supplemental cash flow disclosures		
Non-cash activities		
Cash paid for		
Interest	$ -	$ -
Income taxes	$ -	$ -
Cash and cash equivalents		
Cash	$ 26,366	$ 63,842
Cash equivalent	$ -	$ -

The accompanying notes are an integral part of these condensed interim financial statements

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

EVSC Brands (USA) Corp. (the "Company") was incorporated in the state of Kentucky on August 1, 2022 and on August 31, 2022, became a wholly owned subsidiary of Enhanced Pet Sciences Corp. (the "Parent Co.") a Canadian corporation registered in the province of British Columbia, Canada.

On June 10, 2025, the Company filed with the Kentucky Secretary of State ("KYSOS") an Amended and Restated Articles of Incorporation which, among other items, divided its capital stock into 924,999 authorized shares of Class A Stock and 75,000 shares of Class B Stock. The outstanding 1,000 shares of common stock of Company owned by Parent Co. on June 10, 2025 were converted to 1,000 shares of Class A Stock.

On, June 16, 2025, the Company entered into a Bill of Sale and Liability Assumption Agreement (the "BSLA Agreement") with the Parent Co. The execution of this agreement resulted in the transfer of certain assets and liabilities of the Parent Co.'s Infused Animal Feed Business to the Company. The assets included the intangible assets of the technology and know-how owned by the Parent Co. and the trademark of the Parent Co. related to the Infused Animal Feed Business (defined as "the businesses operated and being developed by Enhanced Pet Sciences Inc. related to the manufacturing, marketing and sale of food, snacks and other edibles for dogs, cats, horses and other animals infused with cannabidiol"). The intangible assets have been valued at $5,500,000 and the acquired goodwill has been valued at $8,241,960. The liabilities included an amount due to a university in the United States that conducted clinical research for the Parent Co.

As part of the BLSA and as consideration for the transfer of the Infused Animal Feed Business transferred to Company by Parent Co., the Company executed a promissory note dated June 16, 2025 (the "Note") in favor of Parent Co. in the original principal amount of thirteen million five hundred thousand dollars ($13,500,000). The Note bears simple interest at a rate of seven and one-half percent (7.5%) until December 31, 2025 at which time the interest rate for the next and each succeeding year is the prime rate interest as published by the *Wall Street Journal* on the first business day of each such next and succeeding year. Under the terms of the Note, Company must pay twenty percent (20%) of its gross revenue generated during each calendar quarter to Parent Co. until all principal and interest on the Note is paid in full. Payments made by Company to Parent Co. go first to pay all principal and then to the payment of interest.

Immediately after the execution of the BLSA (and the Note), on June 16, 2025, the Company merged with EVSC Merger Corporation (the "Merging Corporation"), a Kentucky corporation owned by an ownership group that included, among others, directors, officers and/or stockholders of Parent Co. The stockholders of Parent Co. unanimously approved a Plan of Merger (and the merger) in a special stockholders meeting held on June 6, 2025. The

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN (cont'd)

stockholders of Merging Corporation unanimously approved the merger on June 9, 2025. According to the Plan of Merger, the Company survived the merger, the articles of incorporation and bylaws of the Company would govern the merged corporations and each stockholder of Merging Corporation was issued 1000 shares of Class A Stock in Company for each share of Merging Corporation Class A Stock held and 1,000 shares of Class B Stock in the Company for each share of Merging Corporation Class B Stock held. As a result of the merger, there are 714,999 shares of Class A stock outstanding and 75,000 shares of Class B Stock outstanding.

Prior to the merger, some assets and liabilities were captured at the Parent Co. level and not allocated or assessed to the Company. With the Company becoming a standalone company in the merger, and with the BLSA, new or additional assets and liabilities became the responsibility of the Company and have been added to its financial statements.

The Plan of Merger was executed on June 16, 2025 and a Certificate of Merger (Articles of Merger) was filed with the KYSOS on June 16, 2025 and is publicly available online at the KYSOS' website. With the completion of the merger, the Company is no longer a wholly owned subsidiary of the Parent Co. but is now a standalone corporation owned by its stockholders. As part of the Merger Agreement, the Merging Corporation agreed to a pay a nominal fee of $10 as defined as the Cash Purchase Price to the Parent Co. for the consideration of the merger of the Company with the Merging Corporation.

On June 17, 2025, the stockholders of the Company unanimously voted to change the Company's name from "EVSC Brands (USA) Corp" to "EVSC Brands Corporation".

The Company is focused on developing clinically tested formulas derived from hemp which aim to alleviate or reduce the effects of anxiety, itch, pain and numerous other pet health issues. The formulas will be infused during the manufacturing process of pet supplements and will not add color, odor or change the taste of the infused product.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At June 30, 2025, the Company had no sources of revenue, incurred a loss of $45,943 and had accumulated a deficit of $232,634. These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company.

1. NATURE OF OPERATIONS AND GOING CONCERN (cont'd)

to begin to generate revenue from operations, obtain one or more infusions of equity capital, or obtain necessary financing and/or loans to successfully complete its future objectives Management is attempting to commercialize its operations to generate revenue and pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of Compliance

The financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), as issued by the Financial Accounting Standards Board ("FASB").

Basis of Presentation

These financial statements of the Company have been prepared on an accrual basis except cash flow information and are based on historical cost, except for financial instruments measured at fair value. The financial statements are presented in United States dollars unless otherwise noted.

The functional and presentation currency of the Company is the United States dollar.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies observed in the preparation of the financial statements are summarized below.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue recognition

The Company recognizes revenues when they are earned, specifically when all the following conditions are met:

   a. services are provided or products are delivered to customers

   b. there is clear evidence that an arrangement exists

   c. amounts are fixed or can be determined

   d. the ability to collect is reasonably assured.

Equipment

Equipment is stated at cost less accumulated amortization.

Equipment is amortized using an annual rate of amortization that best represents their useful economic lives. The annual rates of amortization are reviewed at least at the end of each reporting period. Changes in the expected useful economic lives or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the remaining amortization periods or methods, as appropriate, and are treated as changes in accounting estimates.

Equipment is amortized using the following annualized rate of amortization, calculated monthly:

Type	Amortization rate
Computer equipment	55% per year
Office equipment and fixtures	20% per year

Intangible Assets

Intangible assets are identifiable non-monetary assets which are without physical substance and identifiable (either being separable or arising from contractual or other legal rights). The asset is a resource that is controlled by the entity as a result of past events (for example, purchase or self-creation) and from which future economic benefits (inflows of cash or other assets) are expected.

Impairment of intangible assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists,

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than it's carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized. The Company evaluates goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has the option to first perform a qualitative assessment of its goodwill to determine whether it is necessary to perform a quantitative impairment test. If the Company concludes via the qualitative assessment that it is more likely than not that goodwill is impaired, management performs the quantitative impairment test to evaluate the recoverability of goodwill by comparing the carrying value of the Company's reporting units to their fair values. An impairment charge is recorded for the amount by which the carrying amounts exceed the fair values of the reporting units, with the loss recognized not exceeding the total amount of goodwill. The Company did not record any goodwill impairment during the periods presented.

Inventory

Inventory is recorded at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

All inventories are periodically reviewed for impairment due to slow-moving and obsolete inventory. The provisions for obsolete, slow-moving or defective inventories are recognized in profit or loss. Previous write-downs to net realizable value are reversed to the extent there is a subsequent increase in the net realizable value of the inventories.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income taxes

Current income taxes

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

- In respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

- Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

- In respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

Sales tax

Revenues, expenses, assets and liabilities are recognized net of the amount of sales tax, except:

- Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.
- Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is presented separately on the statement of financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit less cheques issued and outstanding.

Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are classified as measured at amortized cost, at fair value through other comprehensive income (FVOCI) or fair value profit or loss (FVTPL). The determinant of the classification of the financial asset is based on the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

The Company's financial assets includes cash.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets unless it is measured at amortized cost or at fair value through other comprehensive income. The Company can make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

The Company may irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis.

The Company has not designated any financial assets at fair value through profit or loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Amortized cost

Financial assets are measured at amortized cost if the two following conditions are met:

- The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated cash at amortized cost.

Fair value through other comprehensive income

Financial assets are measured at fair value through other comprehensive income if the two following conditions are met:

- The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has not designated any financial assets at fair value through other comprehensive income.

Fair value through other comprehensive income

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- The rights to receive cash flows from the asset have expired;

- The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company's continuing involvement in it.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

The Company applies the simplified approach, which requires expected credit losses to be recognized from initial recognition of the financial asset. Credit losses are measured as the present value of cash shortfalls from all possible default events, discounted at the effective interest rate of the financial asset. Loss allowances for financial assets at amortized cost are deducted from the gross carrying amount of the assets.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus or minus, in the case of financial liabilities not at FVTPL, directly attributable transaction costs.

The Company's financial liabilities include trade and other payables.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

<u>Financial liabilities at fair value through profit or loss</u>

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as measured at fair market value if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities at fair value are recognized in the statement of comprehensive income.

The Company has not designated financial liabilities at fair value through profit or loss.

<u>Amortized cost</u>

After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

The Company has designated trade and other payables at amortized cost.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

<u>Share capital, contributed surplus and deficit</u>

The carrying amount of the common shares represents amounts received on issuance of these shares. Issuance costs are deducted from the carrying amount.

Contributed surplus includes amounts corresponding to the fair value of shares recognized upon issuance.

The deficit includes all losses for the current and previous periods.

<u>Comprehensive income</u>

Comprehensive income consists of net earnings and other comprehensive income (OCI). OCI is comprised of the exchange gains and losses arising from the translation of foreign operations with a functional currency that is not United States dollars. Amounts included in OCI are shown net of tax. Accumulated OCI is presented in the statement of financial position under shareholder's equity.

<u>Statements of Cash Flow</u>

The Company is using the indirect method in its presentation of the statements of cash flow.

<u>Significant accounting judgments, estimates and assumptions</u>

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates and judgments made by management in the preparation of these financial statements, at the best of times, are subject to a higher degree of measurement uncertainty and even more so during the pandemic.

Judgements

In the process of applying the Company's accounting policies, management has made the

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

following judgments, which have the most significant effect on the amounts recognized in the financial statements:

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company's domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Going concern

The assessment of the Company's ability to continue as a going concern, to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstance.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments,

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Share issuance transactions

The Company measures the issuance of shares transactions by reference to the fair value of the equity instruments at the date at which they are issued. Estimating fair value for share issuance transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the issuance, the Company have adopted Black-Scholes model of valuation for all share issuance transactions. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible.

Where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

2. PREPAID EXPENSES

	Jun 30, 2025	Dec 31, 2024
Vendor deposits	$ -	$ 6,525
Total Accounts payables and accrued liabilities	$ -	$ 6,525

(Expressed in United States Dollars)

3. EQUIPMENT

Cost	Equipment
Balance, January 1, 2025	6,795
Additions	-
Balance, June 30, 2025	**6,795**

Accumulated Amortization	Equipment
Balance, January 1, 2025	680
Additions	-
Balance, June 30, 2025	**680**

Net carrying amounts	Equipment
Balance, December 31, 2024	6,115
Balance, June 30, 2025	**6,115**

4. INTANGIBLE ASSETS

Cost		**Intellectual Property**
Balance, January 1, 2025	$	-
Additions		5,500,000
Balance, June 30, 2025	**$**	**5,500,000**

Cost		**Goodwill**
Balance, January 1, 2025	$	-
Addition		8,241,960
Balance, June 30, 2025	**$**	**8,241,960**

On June 16, 2025, as part of the BSLA executed between the Company and the Parent Co., the Company acquired, what it considers Intellectual Property ("IP"), know-how and interests in the Parent Co.'s Infused Animal Feed Business. The IP was valued based

(Expressed in United States Dollars)

6. INTANGIBLE ASSETS (cont'd)

on a third-party valuation conducted in 2022 and, as at the time the BSLA was executed, was estimated to be $5,500,000.

The BSLA included a $13,500,000 promissory note payable to the Parent Co. of which $5,500,000 was deemed to represent the value of the IP. The remaining balance of $8,000,000, was attributed to Goodwill. As part of the Goodwill calculation, the Company assumed from the Parent Co. a liability of $392,298 payable to a university in the United States that conducted clinical research for the Parent Co., however, concurrently with the assumption of this liability the Parent Co. agreed to settle a loan receivable of $150,348 from the Company. Finally, the nominal cash purchase price of $10 paid to the Parent Co. by the Merging Corporation has been added to the value of the Goodwill. The total capitalized value of the Goodwill as at June 30, 2025 is $8,241,960.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of June 30, 2025 and December 31, 2024:

		Jun 30, 2025		**Dec 31, 2024**
Accounts payable and accrued liabilities	$	395,385	$	7,809
Total Accounts payables and accrued liabilities	$	395,385	$	7,809

On June 16, 2025, as part of the BSLA executed between the Company and the Parent Co., the Company assumed an amount payable to a university in the United States that conducted clinical research for the Parent Co. The total liability assumed was $392,298.

8. LOANS PAYABLE

Loan from Bill of Sales and Liability Assumption Agreement

On June 16, 2025, as part of the BSLA executed between the Company and the Parent Co., the Company acquired Intellectual Property ("IP"), know-how and interests in the Parent Co.'s Infused Animal Feed Business and Goodwill. The BSLA included a $13,500,000 promissory note payable to the Parent Co. The Note bears simple interest at a rate of seven and one-half percent (7.5%) until December 31, 2025 at which time the interest rate for the next and each succeeding year is the prime rate interest as published by the *Wall Street Journal* on the first business day of each such next and succeeding year. Under the terms of the Note, Company must pay twenty percent (20%) of its gross revenue

(Expressed in United States Dollars)

8. LOANS PAYABLE (cont'd)

generated during each calendar quarter to Parent Co. until all principal and interest on the Note is paid in full. Payments made by Company to Parent Co. go first to pay all principal and then to the payment of interest.

Loan from related party

The Company received gross proceeds of $109,000, for a share exchange transaction between a director and shareholder of the Parent Co. and another party of shares in the Parent Co. The shareholder has lent this money to the Company and the loan is non-interest bearing with no specific terms of repayment and are due on demand. During the six months ended June 30, 2025, there were a number of transactions either paid by the Company on behalf of the related party or the related party has paid for expenses on behalf of the Company and therefore the adjusted outstanding balance of the loan as at June 30, 2025 was $110,900.

9. SHARE CAPITAL

	Jun 30, 2025	Dec 31, 2024
Authorized:		
Class A common shares – 924,999; no par value		
Class B common shares – 75,000; no par value		
Issued and fully paid:		
714,999 Class A common shares (Dec 31, 2024 – 1,000)	714	-
75,000 Class B common shares (Dec 31, 2024 – nil)	75	-

On June 16, 2025, the Company merged with EVSC Merger Corporation (the "Merging Corporation"), a Kentucky corporation owned by an ownership group that included, among others, directors, officers and/or stockholders of Parent Co. The stockholders of Parent Co. unanimously approved a Plan of Merger (and the merger) in a special stockholders meeting held on June 6, 2025. The stockholders of Merging Corporation unanimously approved the merger on June 9, 2025. According to the Plan of Merger, the Company survived the merger, the articles of incorporation and bylaws of the Company would govern the merged corporations and each stockholder of Merging Corporation was issued 1000 shares of Class A Stock in Company for each share of Merging Corporation Class A Stock held and 1,000 shares of Class B Stock in the Company for each share of Merging Corporation Class B Stock held. As a result of the merger, there are 714,999 shares of Class A stock outstanding and 75,000 shares of Class B Stock outstanding.

(Expressed in United States Dollars)

10. SHAREHOLDERS' LOANS

Advances from the Parent Co. are non-interest bearing with no specific terms of repayment and are due on demand. The balance due to the Parent Co. as at June 30, 2025 was nil (December 31, 2024 - $146,944). An amount due to the Parent Co. of $150,348, as the date of execution of the BSLA, was consolidated in the calculation of Goodwill (see note 6).

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances to related party, trade and other payables, and shares to be issued, and are classified as measured at amortized cost. The carrying amounts of these instruments at December 31, 2024 approximate fair value.

Risk management

The Company is exposed to risks of varying degrees of significance from its use of financial instruments which could affect its ability to achieve its strategic objectives for growth and stakeholder returns. The principal risks to which the Company is exposed, and the actions taken to manage them, are described below.

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. As at December 31, 2024 all receivables were owed from government sources in form of goods and services tax recoverable and as a result, management has assessed the credit risk associated with those receivables as negligible.

Currency Risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is not exposed to any interest rate cash flow risk as it has no credit facility.

11. FINANCIAL INSTRUMENTS (cont'd)

All of the financing obtained by the Company are equity which contains no interest. As a result, management has assessed the interest risk associated with those liabilities as negligible.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Liquidity Risk

Liquidity risk is the risk that the Company may not have cash to meet financial liabilities as they come due. The Company's liquidity requirements are met through the cash generated from future operations and capital raising. Management monitors and manages its liquidity risk through regular monitoring of its financial liabilities against the constraints of its available financial assets.

At June 30, 2025 the contractual obligations related to financial liabilities based on undiscounted payments are as follows:

	Trade and other payables	Long term debt	Total
Carrying amount	$ 395,385	$ 13,761,248	$ 14,156,633

12. CAPITAL MANAGEMENT

The Company's capital structure comprised of shareholders' equity.

The Company objective when managing capital is to maintain adequate financial flexibility to preserve its ability to meet financial obligations, both current and long term. The capital structure of the Company is managed and adjusted to reflect changes in economic conditions.

The Company's funds its expenditures on commitments from existing cash and cash equivalent balances, primarily received from issuances of shareholders' equity. The Company is not subject to external imposed capital requirements.

Financial decisions are made by management and the Board of Directors based on forecast

12.   CAPITAL MANAGEMENT (Cont'd)

of the expected timing and level of capital and operating expenditure required to meet the Company's commitments and development plans. Factors considered when determining whether to issue new debt or to seek equity financing included the amount of financing required, the availability of financial resources, the terms on which the financing is available and consideration of the balance between shareholder value creation and prudent financial risk management.

EXHIBIT C
AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

EVSC BRAND CORPORATION

(Effective June 9, 2025)
(Amended July 17, 2025)

Pursuant to the Kentucky Business Corporation Act, KRS 271B.1 - 010 et. seq., (as the same may be hereafter amended from time to time, the "KBCA"), the Articles of Incorporation of **EVSC BRAND CORPORATION**, a corporation organized and existing under the laws of the Commonwealth of Kentucky, the original Articles of Incorporation of which was initially filed with the Secretary of State of the Commonwealth of Kentucky on August 4, 2022 are hereby amended and restated in their entirety as follows on the Effective Date:

ARTICLE I.
Name

The name of the corporation is EVSC Brands Corporation. (the "Corporation").

ARTICLE II.
Purpose

The purpose of the corporation is to engage in: (a) the manufacturing, marketing, distribution and sale of foods and food supplements for household pets, horses and other animals; and (b) all other lawful business activities that a Kentucky corporation may conduct.

ARTICLE III.
Duration

The Corporation shall have a perpetual existence.

ARTICLE IV.
Registered Office and Principal Office

Until otherwise designated by the Board of Director in compliance with applicable law, the mailing address of the registered office and principal office of the Corporation shall be:

EVSC Brands (USA), Inc.
169 Burt Road
Lexington, Kentucky 40503

ARTICLE V.
Registered Agent

The Board of Director in compliance with applicable law, shall designate from time-to-time and maintain the registered agent of the Corporation in the Commonwealth of Kentucky.

ARTICLE VI.
Capital Stock and Stockholder Meetings and Voting

6.1   Capital Stock.

(a)   The capital stock of the Corporation shall consist of nine hundred ninety thousand nine hundred ninety-nine (999,999) shares of no par value common stock broken into the following classes: (i) nine hundred twenty-four thousand nine hundred ninety-nine (924,999) shares of no par value Class A common stock ("Class A Stock"); and (ii) seventy-five thousand (75,000) shares of Class B common stock ("Class B Stock"). (Class A Stock and Class B Stock collectively referred to herein as "Common Stock"). Except as set forth in Section 6.2(b), shares of Class A Stock and Class B Stock shall have identical rights, privileges, obligations and liabilities. All 1,000 shares of capital stock of the Corporation outstanding on the date hereof shall be reclassified as Class A Stock.

(b)   Each share of capital stock of the Corporation outstanding on the Effective Date shall be converted to one share of Class A common stock on the Effective Date.

6.2   Voting. In any stockholder meeting of the Corporation, each share of Common Stock shall be entitled to one vote per share.

(a)   Except as provided in Section 6.2(b), Class A Stock and Class B Stock shall vote together as one class of stock on all matters to be voted on by the stockholders of the Corporation and a majority of a quorum of the Common Stock shall be sufficient to approve or reject any matter voted on by the stockholders.

(b)   A majority of Class A Stock and a majority of Class B Stock, voting as separate classes, shall be required for approval or rejection on any matter to be voted on by the stockholders of the Corporation if, at the time of the stockholder vote, a Class B $8 Million Debt Condition or a Class B $5 Million Debt Condition exists:

(i)   the amendment, modification or repeal of Sections 6.2(b), 8.2(b), 8.4(b), 8.5(b) of these Articles;

(ii)   any merger, consolidation or sale of all or substantially all of the assets of the Corporation in a manner that requires a vote of stockholders under the terms of the KBCA;

(iii)   the creation, authorization, designation, reclassification, modification, issuance or sale of any class or series of any securities or stock of the Corporation or any "phantom" equity or equity appreciation rights in the Corporation;

(iv)   the redemption of any Class B Stock of the Corporation;

(v)   the dissolution or liquidation the Corporation unless ordered or required by a court of competent jurisdiction; or

(vi)   conversion the Corporation into any business form, other than a corporation, such as a limited liability company or partnership.

6.3   Stockholder Meetings.

(a)   The Corporation shall hold an annual meeting of stockholders to elect Directors and conduct other business that may come properly before the meeting. Special meetings of the stockholders may be called by the Board of Directors or any stockholder or group of stockholders holding at least twenty percent (20%) of the outstanding Common Stock. Such a special meeting shall be held at the Company's principal office, unless the Board of Directors otherwise consent. The Chair of the Board of Directors or another Officer authorized by the Board of Directors shall preside over any meeting of the Members.

(b)   (i)   Written notice stating the date, time and place of the annual meeting of stockholders shall be sent to all stockholders by or on behalf of the Board of Directors not less than seven (7) and nor more than sixty (60) days before the date of such meeting.

(ii)   Written notice stating the date, time and place of any special meeting of stockholders shall be sent to all stockholders by the person or persons calling the meeting to each stockholder not less than two (2) and nor more than sixty (60) days before the date of such meeting. The Corporation shall take all actions reasonably requested by the person or persons calling a meeting to facilitate the delivery of such notice. In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called.

(iii)   When an annual or special meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before adjournment.

(iv)   Any stockholder may waive notice of any meeting before, during or after the meeting. The waiver must be in writing, signed by the stockholder and delivered to the Corporation for inclusion in the Corporation's records. A stockholder's attendance, in person or by proxy, at a meeting: (A) waives objection to lack of notice or defective notice of the meeting, unless the stockholder or his, her or its proxy at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting; and (B) waives objection to the consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice unless the stockholder or his, her or its proxy objects to considering the matter before it is voted upon.

(c) At any annual or special meeting of stockholders, stockholders may vote either in person or by proxy and, if by proxy, the proxy must be authorized by a written appointment of proxy signed by the stockholder or his, her or its legal representative and delivered to the Company for inclusion in the Company's records. Any such proxy shall be revocable and valid for 11 months from the date of its execution unless a shorter period is provided in the appointment form. Any proxy granted in violation of the foregoing shall be null and void.

(d) (i) Unless the provisions of Section 6.3(d)(ii) apply, the presence in person or by proxy of the holders of a majority of the outstanding Common Stock of the Corporation determined immediately before the start of any annual or special meeting of stockholders shall constitute a quorum at such meetings.

(ii) In the event an annual or special stockholders' meeting will involve a vote on a matter covered by Section 6.2(b) of these Articles, the presence in person or by proxy of the holders of a majority of the outstanding Class A Stock and a majority of the outstanding Class B Stock of the Corporation shall constitute a quorum at all stockholders' meetings.

(e) Stockholders may participate in an annual or special meeting of stockholders by means of videoconference, telephone or similar communications equipment by which all persons participating in the meeting can hear each other. In such a situation, each stockholder's participation in such manner shall constitute presence in person at such meeting.

6.4 Written Consent. Any action required or permitted to be taken at an annual or special stockholders' meeting may be taken in writing without a meeting and without prior notice, except as otherwise provided in the KBCA, if the action is taken by stockholders entitled to vote on the action representing not less than eighty percent (80%), of the votes entitled to be cast. To the extent an action requires a vote of Class A Stock and Class B Stock, voting as separate classes, under the terms of these Articles, the written approval of holders of not less than eighty percent (80%) of the Class A Stock and the Class B stock shall be required in the written consent.

Any written consent shall describe the action to be taken, shall be signed by the number of stockholders required to take such action pursuant to this Section 8.6 and shall be delivered to the Corporation for inclusion in its records. The Corporation shall deliver prompt written notice of the taking of any such action to any stockholder not delivering a signed written consent to the action. such writing is filed with the minutes of the proceedings of the stockholders.

6.5 Cumulative Voting. Cumulative voting shall not be required in any election of Directors.


ARTICLE VII.
Debt Limit


There shall be no limit on the amount of indebtedness the Corporation may incur.


ARTICLE VIII.
Board of Directors


8.1   Management of Corporation. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

8.2   Number of Directors / Election of Directors.

(a)   Subject to Section 8.2(b), the Board of Directors shall consist of no less than two (2) and no more than seven (7) Directors with the precise number to be determined by the Board of Directors from time-to-time. Unless Section 8.2(b) applies, the Directors shall be elected by majority vote of the Common Stock with Class A Stock and Class B stock voting together as a single class.

(b)   Notwithstanding Section 8.2(a), so long as a Class B $8 Million Debt Condition or a Class B $5 Million Debt Condition exists, the Board of Directors shall consist of four (4) Directors which shall be elected as follows:

(i)   In the event a Class B $8 Million Debt Condition exists, the holders of Class A Stock, voting together as a single class, shall elect two (2) Directors and the holders of Class B Stock, voting together as a single class, shall elect two (2) Directors.

(ii)   In the event a Class B $5 Million Debt Condition exists, the holders of Class A Stock, voting together as a single class, shall elect three (3) Directors and the holders of Class B Stock, voting together as a single class, shall elect one (1) Director.

8.3   Term of Director. The term of each Director shall be for one (1) year or until the election and qualification of his or her duly elected successor.

8.4   Removal.

(a)   Except as provided in Section 8.4(b), a Director may be removed at any time, with or without cause, by a majority of the holders of Common Stock.

(b)   A Class B Director may be removed at any time, with or without cause, but only by a majority of the holders of Class B Stock. A Class A Director may be removed at any time, with or without cause, but only by a majority of the holders of Class A Stock.

8.5   Vacancies.

(a)   Except as provided in Section 8.5(b), any vacancy in a directorship, including by death, incapacity, resignation or removal of a Director, or the creation of a new directorship on the Board of Directors, occurring on the Board of Directors may be filled by a vote of the remaining Directors even though less than a quorum.

(b)   A vacancy in a Class B directorship, including by death, incapacity, resignation or removal of a Class B Director, may only be filled by a vote of the remaining Class B Director(s) even though less than a quorum and, in the absence of any Class B Directors, only by a vote of the holders of the Class B Stock. A vacancy in a Class A directorship, including by death, incapacity, resignation or removal of a Class A Director, may only be filled by a vote of the remaining Class A Director(s) even though less than a quorum and, in the absence of any Class A Directors, only by a vote of the holders of the Class A Stock.

ARTICLE IX.
Limitation of Liability of Directors

No Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for a breach of his or her duties as a Director, and such liability is hereby eliminated, to the fullest extent permitted by the KBCA or other applicable law. If the KBCA or other applicable law is amended after the date hereof further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the KBCA or other applicable law as so amended, Any repeal or modification of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

ARTICLE X.
Jurisdiction and Venue

Unless the Corporation consents in writing to the selection of an alternative forum, any state or federal court located in Fayette County in the Commonwealth of Kentucky (any such court, a "Chosen Court") shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding purportedly brought on behalf of the Corporation; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders; (c) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporation Law of the Commonwealth of Kentucky or these Articles or the Corporation's By-Laws (with respect to each, as may be amended from time to time); or (d) any action or proceeding asserting a claim otherwise governed by the internal affairs doctrine. Any person holding, purchasing or otherwise acquiring any interest in the Common Stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X, consents to the personal and subject matter jurisdiction of the Chosen Court and is deemed to have waived any argument relating to the inconvenience of the Chosen Court in connection with any action or proceeding described in this Article X. If any action or proceeding the subject matter of which is within the scope of this Article X is filed in a court other than a Chosen Court (a "Foreign Action") in the name of any stockholder, such stockholder holder shall be deemed to have consented to the personal jurisdiction of any Chosen Court in connection with any action or proceeding brought in any such court to enforce this Article X (an "Enforcement Action") and having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

ARTICLE XI.
Bylaws of The Corporation

By-Laws of the Corporation may be adopted, and may thereafter be amended, repealed or replaced, by the Board of Directors, except that the Board of Directors may not adopt any By-Law that is inconsistent with Section 6.2(b) of these Articles.

ARTICLE XII.
Certain Definitions

In addition to other terms defined herein, the following terms shall have the meaning ascribed thereto:

"Articles" shall mean these Amended and Restated Articles of Incorporation.

"Class A Director" means a Director elected by holders of Class A Stock as contemplated by the terms of Section 8.2(b) or appointed by holders of Class A stock pursuant to the terms of Section 8.5(b).

"Class B Director" means a Director elected by holders of Class B Stock as contemplated the terms of Section 8.2(b) or appointed by holders of Class B stock pursuant to the terms of Section 8.5(b).

"Class B $8Million Debt Condition" shall be deemed to exist if the Corporation owes to EPSC, a holder of Class B Stock, the principal sum of more than Eight Million U.S. Dollars (US$8,000,000) under the Promissory Note, excluding any interest due thereon or other charges or costs associated therewith except the principal.

"Class B $5Million Debt Condition" shall be deemed to exist if the Corporation owes to EPSC, a holder of Class B Stock, the principal sum of more than Five Million U.S. Dollars (US$5,000,000) but less than Eight Million U.S. Dollars (US$8,000,000), under the Promissory Note, excluding any interest due thereon or other charges or costs associated therewith except the principal.

"Effective Date" means the date these Articles are filed with the Kentucky Secretary of State.

"EPSC" means Enhanced Pet Sciences Corp., a British Columbia, Canada corporation and a holder of Class B Stock.

"Promissory Note" means that certain Promissory Note dated on or about June 16, 2025 by and between the Corporation and EPSC in the original principal amount of Thirteen Million U.S. Dollars (US$13,000,000.00).

AMENDED AND RESTATED
BY-LAWS
OF
EVSC BRANDS CORPORATION
(Effective July 17, 2025)

Pursuant to the Kentucky Business Corporation Act, KRS 271B.1 - 010 et. seq., (as the same may be hereafter amended from time to time, the "KBCA"), the Bylaws of EVSC BRAND CORPORATION (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Kentucky, are hereby stated as follows:

ARTICLE I. STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the of the Corporation shall be held, unless changed by resolution of the Board of Directors, on the first Monday of April of each year at such time and place as shall be designated by resolution of the Board of Directors.

Section 2. Special Meeting. Special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called as provided in the Corporation's Articles of Incorporation. Notice of any special meeting shall be sent to stockholders of record as provided in the Corporation's Articles of Incorporation.

Section 3. Voting. On any matter on which a vote of stockholders is permitted or required, voting shall be conducted as set forth in the Corporation's Articles of Incorporation

Section 4. Quorum. At any meeting of the stockholders, a quorum for such meeting, or for any matter to be considered at such meeting, shall be as set forth in the Corporation's Articles of Incorporation

Section 5. Action By Consent. To the extent permitted by the Corporation's Articles of Incorporation, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting by written consent in compliance with the Articles of Incorporation and applicable law.

ARTICLE II. BOARD OF DIRECTORS

Section 1. Powers of Directors. The Board of Directors may, except as otherwise required by the Articles of Incorporation or the KBCA, shall manage the business and affairs of the Corporation and exercise all such powers and do all such acts as may be exercised or done by the Corporation.

Section 2. Number of Directors. The number of directors that shall constitute the whole Board of Directors from time-to-time shall conform to the provisions of the Articles of Incorporation.

Section 3. Term of Office. Each Director shall be elected and shall serve a term in office as provided in the Articles of Incorporation.

Section 4. Vacancies. In the case of any vacancy on the Board of Directors, or in case of any newly created directorship, a Director to fill such vacancy or such newly created directorship shall be determined as set forth in the as provided in the Articles of Incorporation.

Section 5. Resignation. Any Director may resign at any time by giving written notice of his or her resignation to the Chair of the Board of Directors. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect when received by the Chair of the Board of Directors.

Section 6. Removal. A director may be removed, either with or without cause and without liability, at any time as specified in the Articles of Incorporation.

Section 7. Quorum. At any meeting of the Board of Directors, a majority of the directors of the Directors then in office shall constitute a quorum for all purposes, except to the extent that the presence of a larger number may be required by law, in which case such larger number shall constitute a quorum for all purposes.

Section 8. Meetings.

(a)   Annual Meeting. As soon as practical after each annual meeting of stockholders, the Board of Directors shall meet for the purpose of organization and the transaction of business.

(b)   Regular Meetings. Regular meetings of the Board of Directors shall be held at such dates, times and places as the Board of Directors may from time-to-time determine.

(c)   Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chair of the Board or upon the written request of a majority of the Directors. Any and all business may be transacted at a special meeting which may be transacted at a regular meeting of the Board of Directors.

(d)   Place of Meetings. The Board of Directors may hold its meetings at such place or places as it may from time to time by resolution determine or as shall be designated in the respective notices or waiver of notices thereof.

(e)   Notice of Meetings. Notices of any annual, regular or special meeting of the Board of Directors, or any adjourned meeting, shall be provided to each Director at least twenty-four (24) hours before the time at which such meeting is to be held. Notices of Meetings may be delivered by written correspondence, email, by telephone or person-to-person.

(f)   Telephonic/Videoconference Meeting. Any meeting of the Board of Directors, or any committee thereof, may be conducted through the use of any means of communication, including telephone or videoconference, by which all persons participating in the meeting can hear and speak to each other. A Director's participation in such a meeting by such means shall constitute presence in person at the meeting for all purposes.

(g)   Action By Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing is filed with the minutes of the proceedings of the Board of Directors or the committee.

Section 9. Chair of the Board of Directors.

(a)   The Board of Directors shall designate or appoint from among them a Chair of the Board of Directors. The Chair shall serve until the next annual meeting of the Board of Directors or until his or her successor is duly elected and qualified. The Chair shall be selected as follows:

(i)   In the event a Class B $8 Million Debt Condition or a Class B $5 Million Debt Condition exists as defined by the Articles of Incorporation, then the Chair shall be selected only by a majority vote of the Class B Directors.

(ii)   In the event a Class B $8 Million Debt Condition or a Class B $5 Million Debt Condition does not exist as defined by the Articles of Incorporation, then the Chair shall be selected by a majority vote of all Directors.

(b)   The Chair shall serve at the will and pleasure of the Board of Directors and may be removed at any time, with or without cause, by a majority vote of the Directors, except that if the Chair has been selected by Class B Directors pursuant to Article II, Section 9(a)(i), only the Class B Directors, by majority vote, may remove the Chair.

(c)   The Chair shall preside over all meetings of the Board of Directors. In the absence of the Chair at any meeting of the Board of Directors, the Board of Directors may appoint a Chair for the meeting who shall have the authority of the Chair for such meeting.

Section 10. Committees. The Board of Directors may, by resolution adopted by a majority of the Board of Directors, designate committees of the Board of Directors. A committee may be a standing committee or a special committee with a duration established in the resolution (which duration may be extended). Each committee shall consist of two (2) or more Directors and will have such duties and functions as shall be provided in the resolution of the Board of Directors. The Board of Directors shall have the power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time.

ARTICLE III. OFFICERS

Section 1. Election. The officers of the Corporation shall be elected by the Board of Directors except that, in the event the Board of Directors has Class A Directors and Class B Director(s) as defined by the Articles of Incorporation, then the Chief Executive Officer shall be selected only by a majority vote of the Class A Directors.

Section 2. Term of Office. (a) Except as provided in Article III, Section 2(b), each officer shall be elected by the Board of Directors to serve at the will and pleasure of the Board of Directors and shall hold office until his or her successor is elected and takes office or until his earlier resignation or removal. (b) In the event the Board of Directors has Class A Directors and Class B Director(s) as defined by the Articles of Incorporation, then the Chief Executive Officer shall serve at the will and pleasure of the Class A Directors and may be removed only by a majority vote of the Class A Directors.

Section 3. Officers of the Corporation. The officers of the Corporation shall be as follows:

(a) Chief Executive Officer (who may also be designated as President);

(b) one or more Vice Presidents;

(c) a Secretary and, as and when appointed, one or more Assistant Secretaries; and

(d) a Treasurer and, as and when appointed, one or more Assistant Treasurers.

Subject to the provisions of any applicable law, more than one office may be held by the same person, except that the offices of President and Secretary may not be held by the same person.

Section 4. Vacancies. In case of any vacancy of an office or in case of any newly created office, an officer to fill such vacancy or such newly created office for the unexpired portion of the term being filled shall be elected by the Board of Directors except that, in the event the Board of Directors has Class A Directors and Class B Director(s) as defined by the Articles of Incorporation, then a vacancy in the office of the Chief Executive Officer may be filled only by a majority vote of the Class A Directors.

Section 5. Resignation. Any officer may resign at any time by giving written notice to the Chief Executive Officer of the Corporation and such resignation shall take effect at the time specified therein, or if the time when it shall become effective shall not be specified therein, then it shall take effect when received by the President.

Section 6. Removal. (a) Except as provided in Article III, Section 6(b), an officer elected by the Board of Directors may be removed, either with or without cause and without liability, at any time by a majority vote of either the Board of Directors or the stockholders. (b) In the event the Board of Directors has Class A Directors and Class B Director(s) as defined by the Articles of Incorporation, then the Chief Executive Officer may be removed, either with or without cause and without liability, at any time only by a majority vote of either the Class A Directors or the holders of Class A Stock.

Section 7. Duties and Functions. The duties and functions of officers are as follows:

(a) Chief Executive Officer. The Chief Executive Officer will be the chief executive of the corporation and shall have such powers, authority and duties as may be designated to him or her from time to time by the Board of Directors.

(b) Vice Presidents. The Vice Presidents will have such powers, authority and duties as may be delegated or assigned to them from time to time by the Board of Directors or the President.

(c) Secretary. The Secretary shall issue all authorized notices for and shall keep minutes of all meetings of the stockholders, the Board of Directors and committees of the Board of Directors, and shall perform such other duties as the Board of Directors or the President shall prescribe.

(e) Assistant Secretary(ies). Any Assistant Secretary (if any) shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors or the President shall prescribe.

(f) Treasurer. The Treasurer shall have custody of all moneys and securities of the Corporation and shall keep regular books of account. He or she shall make such disbursements of the funds of the Corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the Corporation and shall perform such other duties as the Board of Directors shall prescribe.

(g) Assistant Treasurer(s). Any Assistant Treasurer (if any) shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall have such powers and discharge such duties as the Board of Directors or the President shall prescribe.

ARTICLE IV. STOCK

Section 1. Uncertificated Shares of Stock. The shares of stock in the Corporation may be issued in uncertificated form in accordance with the Kentucky Business Corporation Law, as the same may be amended from time to time.

Section 2. Transfer. Transfers of stock shall be made only upon the transfer books of the Corporation by the transfer agents designated to transfer shares of stock of the Corporation.

ARTICLE V. BOOKS, ACCOUNTS AND RECORDS

The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its stockholders, the Board of Directors and committees of the Board of Directors. All books, accounts, and records of the Corporation, including but not limited to stock ledgers and minute books shall be located at the principal office of the Corporation or where the books, accounts, and records of any stockholder of the Corporation which owns 50.1% or more of the issued and outstanding stock of this Corporation are kept.

ARTICLE VI. SEAL

The Board of Directors may by resolution provide for a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary.

ARTICLE VII. FISCAL YEAR

The fiscal year of the Corporation shall end on the 31st day of December in each year.

ARTICLE VIII. INDEMNIFICATION

Section 1. Right To Indemnification. Every person who is or was a director or officer of the Corporation or of any other corporation or entity in which he or she served as a director or officer at the request of the Corporation (hereinafter collectively referred to as a "Covered Person"), shall, except as otherwise provided in Section 4, be indemnified by the Corporation against any and all reasonable costs and expenses (including but not limited to reasonable attorney's fees) and any labilities (including but not limited to judgments, fines, penalties and reasonable settlements) that may be paid or imposed against him or her in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (whether brought by or in the right of the Corporation or such other corporation or entity or otherwise), and whether civil, criminal, administrative, investigative or legislative (including any appeal relating thereto), in which he or she may be involved, as a party or witness or otherwise, by reason of his or her being or having been a director or officer of the Corporation or a director or officer of such other corporation or entity, or by reason of any action taken or not taken in such capacity, whether or not he or she continues to be such at the time such liability or expense shall have been paid or imposed, if the Covered Person:

      (a)   has been successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or

      (b)   acted in good faith, in what he or she reasonably believed to be the best interests of the Corporation or such other corporation or entity, as the case may be, and in addition, in any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

As used in this Article IX, the terms "expense" and "liability" shall include, but shall not be limited to, counsel fees and disbursements and amounts of judgements, fines or penalties against, and reasonable amounts paid in settlement by, a Covered Person. The termination of any claim, action, suit or proceeding by judgment, settlement (whether with or without court approval), conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that a Covered Person did not meet the standard of conduct set forth in paragraph (b) of this Section 1.

Section 2   Determination By Board of Directors or Stockholders.   Indemnification under paragraph (b) of Section 1 of Article VIII shall be made unless it is determined by the Board of Directors of the Corporation, or vote of holders of a majority of the shares of stock of the Corporation, that the Covered Person has not met the standard of conduct set forth in paragraph (b) of Section 1 of Article VIII.

Section 3   Expenses.   Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Section 1 of this Article VIII shall be advanced by the Corporation prior to the final disposition thereof, but the Covered Person shall be obligated to repay such advances if it is ultimately determined that he or she is not entitled to indemnification.   As a condition to advancing expenses hereunder, the Corporation may require the Covered Person to sign a written instrument acknowledging his obligation to repay any advances hereunder if it is ultimately determined he or she is not entitled to indemnity.

Notwithstanding the preceding paragraph, the Corporation may refuse to advance expenses or may discontinue advancing expenses to a Covered Person if such advancement is determined by the Board of Directors, or vote of holders of a majority of the shares of stock of the Corporation, in its or their sole exclusive discretion, not to be in the best interest of the Corporation.

Section 4   Indemnitee Initiated Actions.   The indemnification provided in this Article VIII shall not apply to any person in respect of any claim, action, suit or proceeding initiated by such person or his personal or legal representative, or which involved the voluntary solicitation or intervention of such person or his personal or legal representative (other than an action to enforce indemnification rights hereunder or an action initiated with the prior approval of the stockholder(s) of the Corporation).

Section 5   Other Rights To Indemnity.   The rights of indemnification provided by this Article IX shall be in addition to any other rights to which any Covered Person may otherwise be entitled to by contract, vote of stockholders or disinterest directors, other corporate action or otherwise; and in the event of any such person's death, such rights shall be extended to his heirs and legal representatives.

ARTICLE IX. AMENDMENTS

These By-laws may be amended, modified or repealed by majority vote of the Board of Directors except: (a) to the extent limited by the Articles of Incorporation; and (b) the following provisions of these Bylaws shall not be amended without the approval of a majority of the Class B Directors: (i) Section 9(a)(i) of Article II; (ii) Section 9(b) of Article II; (iii) Section 1 of Article III; (iv) Section 2 of Article III; (v) Section 4 of Article III; (vi) Section 6 of Article III; and (vii) Article IX.

Exhibit E
EVSC BRANDS CORPORATION
(a Kentucky Corporation)

Up To 120,000 Shares of Class A Common Stock

REGULATION CF SUBSCRIPTION AGREEMENT
(the "Subscription Agreement")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP IN THE IMMEDIATE FUTURE FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. (FOR PURPOSES OF THIS SUBSCRIPTION AGREEMENT, THE TERM "OFFERING STATEMENT" MEANS THE FORM C, AND ALL ATTACHMENTS THERETO OR DOCUMENTS INCLUDED THEREWITH, WHICH THE COMPANY SUBMITTED TO THE SEC OR WHICH WAS FURNISHED WITH OR IN SUCH FILING WITH THE SEC IN CONNECTION WITH THIS OFFERING.") THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE

APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: EVSC Brands Corporation
       169 Burt Road
       Lexington, Kentucky 40503

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Common Stock (the "Class A Stock"), of EVSC Brands Corporation (the "Company"), a Kentucky corporation, at a purchase price of $1.00 per share of Class A Stock, upon the terms and conditions set forth herein. The rights of the Class A Stock are as set forth in the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, any description of the Class A Stock that appears in the Offering Materials is qualified in its entirety by such documents.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, the Offering Materials and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Class A Stock for which the Subscriber has subscribed. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   (i)   The aggregate number of Class A Stock sold in the Offering shall not exceed one hundred thousand (120,000) shares. The Company may accept subscriptions until February 28, 2026 (the "Termination Date"). The Company may close on Subscriptions as follows: (A) provided that the Offering has been posted to the Intermediary's website for no less than 21 days and at least subscriptions for at least twenty-five thousand (25,000) shares of Class A Stock have been received (the "Target Offering"), the Company may elect at any time to initially close all or any portion of this Offering at any time on or before the Termination Date that is three (3) days after reaching the Target Offerring (the "Initial Closing"); and (B) the Company may close on any Subscriptions received after the Initial Closing in its sole discretion at various times at or prior to the Termination Date (each a "Subsequent Closing"). The date on which the Initial Closing or a Subsequent Closing occurs is hereinafter sometimes referred to as a "Closing Date").

        (ii)   Subscriber may cancel an investment commitment prior to the Initial Closing, until 48 hours prior to the Termination Date or the Initial Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. For a Subscription received after the Initial Closing, the Subscriber shall have no right to cancel the investment commitment.

(e)   In the event of a rejection of this subscription in its entirety, or in the event the sale of the Class A Stock (or any portion thereof) is not consummated to Subscriber for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Class A Stock shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement in accordance with Section 9 of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Class A Stock in accordance with the online payment process established by the Intermediary.

Escrow arrangements. Payment for the Class A Stock shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto (and in accordance with Section 9 of this Subscription Agreement) and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Class A Stock owned by undersigned reflected on the books and records of the Company and verified by Kore USA, Inc. (the "Transfer Agent"), which books and records shall bear a notation that the Class A Stock were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Kentucky. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Class A Stock.</u> The issuance, sale and delivery of the Class A Stock in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Class A Stock, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   <u>Authority for Agreement.</u>   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Stock) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial statements.</u>   Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and/or as attachments to the Form C or the Offering Materials. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Class A Stock as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Class A Stock subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. The Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the shares of Class A Stock have not been registered under the Securities Act. Subscriber also understands that the shares of Class A Stock are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Class A Stock and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Class A Stock on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Class A Stock. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Class A Stock. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Class A Stock.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Class A Stock pursuant to this Subscription Agreement, it shall not transfer such Class A Stock except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii)   Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed the greater of (A) five percent (5%) of the greater of its annual income or net worth, or (B) $2,500; or

(iii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed ten percent (10%) of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Class A Stockholder information. Within five (5) days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Class A Stockholder (or potential Class A Stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Class A Stock, it will require the transferee of such Class A Stock to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement in its entirety. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Class A Stock was set by the Company on an arbitrary basis and no representations or warranties are made as to value. The Subscriber further acknowledges that future offerings of Class A Stock may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page (in accordance with Section 9 of this Subscription Agreement).

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Stock or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Stock, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Stock. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Stock will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   __Governing Law; Jurisdiction.__ This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Kentucky.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF FAYETTE COUNTY, KENTUCKY OR THE UNITED STATES DISTRICT COURT IN THE EASTERN DISTRICT OF KENTUCKY LOCATED WITHIN LEXINGTON, KENTUCKY AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   __Notices.__ Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:
EVSC Brands Corporation
169 Burt Road
Lexington, Kentucky 40503

If to a Subscriber, to: Subscriber's address as shown on the signature page hereto in accordance with Section 9 of this Subscription Agreement,

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. **Miscellaneous.**

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Class A Stock shall be immediately subject to this Subscription Agreement, to the same extent that the Class A Stock, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Signature and <u>Subscription Procedure</u>. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

> > (A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined

in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

    (i) With assets under management in excess of $5,000,000,

    (ii) That is not formed for the specific purpose of acquiring the securities offered, and

    (iii)Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).